UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated December 18, 2009
This Report on Form 6-K shall be incorporated by reference in our automatic shelf Registration Statement on Form F-3 as amended (File No. 333-161634) and our Registration
Statements on Form S-8 (File Nos. 333-10990 and 333-113789) as amended, to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of
1934, in each case as amended
Commission file number: 1-14846
AngloGold Ashanti Limited
(Name of Registrant)
76 Jeppe Street
Newtown, Johannesburg, 2001
(P O Box 62117, Marshalltown, 2107)
South Africa
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F:
Form 20-F:       Form 40-F:
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(1):
Yes:
No:
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(7):
Yes:
No:
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.
Yes:
No:
Enclosures:
Unaudited condensed consolidated financial statements as of September 30, 2009 and December
31, 2008 and for each of the nine month periods ended September 30, 2009 and 2008, prepared in accordance with U.S. GAAP, and related management’s discussion and analysis of financial condition and results of operations.

ANGLOGOLD ASHANTI LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
Prepared in accordance with US GAAP
Nine months ended September 30,
2009
2008
(unaudited)
(unaudited)
(in US Dollars, millions, except for share data)
Sales and other income
2,628
2,848
Product sales
2,548
2,787
Interest, dividends and other
80
61
Cost and expenses
3,440
2,820
Production costs
1,593
1,579
Exploration costs
91
96
Related party transactions
(12)
(6)
General and administrative
109
97
Royalties
60
62
Market development costs
9
9
Depreciation, depletion and amortization
443
455
Impairment of assets
16
1
Interest expense
91
58
Accretion expense
13
18
Employment severance costs
9
7
Profit on sale of assets, realization of loans, indirect taxes and other (see note F)
(62)
(63)
Non-hedge derivative loss (see note G)
1,080
483
Other operating items
-
24
(Loss)/income from continuing operations before income tax and equity income in affiliates
(812)
28
Taxation benefit/(expense) (see note H)
47
(91)
Equity income/(loss) in affiliates
66
(101)
Net loss from continuing operations
(699)
(164)
Discontinued operations (see note I)
-
24
Net loss
(699)
(140)
Less: Net income attributable to noncontrolling interests
(26)
(35)
Net loss - attributable to AngloGold Ashanti
(725)
(175)
Net loss - attributable to AngloGold Ashanti
Loss from continuing operations
(725)
(199)
Discontinued operations
-
24
(725)
(175)
(Loss)/income per share attributable to AngloGold Ashanti common stockholders:
(cents) (see note K)
From continuing operations
Ordinary shares
(202)
(66)
E Ordinary shares
(101)
(33)
Ordinary shares – diluted
(202)
(66)
E Ordinary shares – diluted
(101)
(33)
Discontinued operations
Ordinary shares
-
8
E Ordinary shares
-
4
Ordinary shares – diluted
-
8
E Ordinary shares – diluted
-
4
Net loss
Ordinary shares
(202)
(58)
E Ordinary shares
(101)
(29)
Ordinary shares – diluted
(202)
(58)
E Ordinary shares – diluted
(101)
(29)
Weighted average number of shares used in computation
Ordinary shares
355,460,005
299,968,646
E Ordinary shares – basic and diluted
3,894,634
4,068,636
Ordinary shares – diluted
355,460,005
299,968,646
Dividend declared per ordinary share (cents)
13
13
Dividend declared per E ordinary share (cents)
7
7

ANGLOGOLD ASHANTI LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS
Prepared in accordance with US GAAP
At September 30,
At December 31,
2009
2008
(unaudited)
(in US Dollars, millions)
ASSETS
Current assets
3,098 2,947
Cash and cash equivalents
1,108 575
Restricted cash
67 44
Receivables
499 224
Trade
85 39
Recoverable taxes, rebates, levies and duties
69 64
Related parties
7 4
Other
338 117
Inventories (see note C)
649 552
Materials on the leach pad (see note C)
37 49
Derivatives
386 571
Deferred taxation assets
281 150
Assets held for sale (see note N)
71 782
Property, plant and equipment, net
5,290 4,765
Acquired properties, net
833 814
Goodwill and other intangibles, net
179 152
Other long-term inventory (see note C)
28 40
Materials on the leach pad (see note C)
325 261
Other long-term assets (see note O)
518 421
Deferred taxation assets
66 51
Total assets
10,337 9,451
LIABILITIES AND EQUITY
Current liabilities
3,168 3,445
Accounts payable and other current liabilities
605 550
Derivatives
2,256 1,758
Short-term debt (see note E)
269 1,067
Tax payable
30 28
Liabilities held for sale (see note N)
8 42
Other non-current liabilities
159 117
Long-term debt (see note E)
1,680 873
Derivatives
166 130
Deferred taxation liabilities
1,126 1,008
Provision for environmental rehabilitation
344 302
Provision for labor, civil, compensation claims and settlements
45 31
Provision for pension and other post-retirement medical benefits
172 139
Commitments and contingencies
- -
Equity
3,477 3,406
Common stock
600,000,000 (2008 – 400,000,000) authorized common stock of 25 ZAR cents each
Stock issued 2009 – 362,003,085 (2008 – 353,483,410)
12 12
Additional paid in capital
7,825 7,502
Accumulated deficit
(3,814) (3,044)
Accumulated other comprehensive income (see note L)
(656) (1,148)
Total AngloGold Ashanti stockholders' equity
3,367 3,322
Noncontrolling interests
110 84
Total liabilities and equity
10,337 9,451

ANGLOGOLD ASHANTI LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
Prepared in accordance with US GAAP
Nine months ended September 30,
2009
2008
(unaudited) (unaudited)
(in US Dollars, millions)
Net cash used in operating activities
(51) (148)
Net loss (699) (140)
Reconciled to net cash used in operations:
Profit on sale of assets, realization of loans, indirect taxes and other (61) (63)
Depreciation, depletion and amortization 443 455
Impairment of assets 16 1
Deferred taxation (172) 21
Cash utilized for hedge book settlements (797) (1,112)
Movement in non-hedge derivatives 1,340 813
Equity (income)/loss in affiliates (66) 101
Dividends received from affiliates 82 58
Other non cash items
(36) 1
Net increase in provision for environmental rehabilitation, pension and other post-
retirement medical benefits
14 2
Effect of changes in operating working capital items:
Receivables (97) (53)
Inventories
(137) (134)
Accounts payable and other current liabilities 119 (97)
Net cash used in continuing operations (51) (147)
Net cash used in discontinued operations - (1)
Net cash generated/(used) in investing activities
45 (1,263)
Increase in non-current investments (61) (74)
Additions to property, plant and equipment (737) (895)
Proceeds on sale of mining assets 900 36
Proceeds on sale of discontinued assets - 10
Proceeds on sale of investments 56 68
Proceeds on sale of affiliate - 50
Cash outflows from derivatives purchased (102) (439)
Change in restricted cash (11) (19)
Net cash generated by financing activities
421 1,511
Net repayments of debt (2,708) (597)
Issuance of stock 301 1,722
Share issue expenses (6) (52)
Net proceeds from debt 2,745 704
Debt issue costs (14) -
Cash inflows/(outflows) from derivatives with financing 153 (208)
Dividends paid to common stockholders (45) (41)
Dividends paid to noncontrolling interests (5) (17)
Net increase in cash and cash equivalents
415 100
Effect of exchange rate changes on cash
118 (22)
Cash and cash equivalents - January 1,
575 477
Cash and cash equivalents - September 30,
1,108 555

ANGLOGOLD ASHANTI LIMITED
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
Prepared in accordance with US GAAP
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009
(unaudited)
(In millions, except share information)
AngloGold Ashanti stockholders
Common
stock
Additional
paid in capital
Accumulated
other
comprehensive
income
Accumulated
deficit
Noncontrolling
interests
Total
Common stock
$
$
$
$
$
$
Balance - December 31, 2008
352,627,761
12 7,502 (1,148) (3,044) 84 3,406
Net (loss)/income
(725) 26 (699)
Translation gain
367 4 371
Net loss on cash flow hedges removed from other
comprehensive income and reported in income, net of tax of
$33 million
78 1 79
Net loss on cash flow hedges, net of tax of $1 million
- -
Hedge ineffectiveness on cash flow hedges, net of tax of
$nil million
3 3
Net gain on available-for-sale financial assets arising during the period, net of tax of $1 million
32 32
Realized loss in earnings on available-for-sale financial
assets arising during the period, net of tax of $nil million
12 12
Other comprehensive income
497
Comprehensive income
(202)
Stock issues as part of equity offering
(1)
7,624,162
- 280 280
Stock issues as part of Share Incentive Scheme
894,332
- 22 22
Stock issues in exchange for E Ordinary shares cancelled
1,181
- 2 2
Stock issues transferred from Employee Share Ownership
Plan to exiting employees
44,757
- 2 2
Stock based compensation expense
17 17
Dividends
(45) (5) (50)
Balance - September 30, 2009
361,192,193
12 7,825 (656) (3,814) 110 3,477
(1)
On September 1, 2009 AngloGold Ashanti announced the
placement of 7,624,162 ordinary shares at a issue price of $37.25 per American Depositary Share (ADR) resulting in total net
proceeds of $280 million.

ANGLOGOLD ASHANTI LIMITED
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
Prepared in accordance with US GAAP
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008
(unaudited)
(In millions, except share information)
AngloGold Ashanti stockholders
Common
stock
Additional
paid in capital
Accumulated
other
comprehensive
income
Accumulated
deficit
Noncontrolling
interests
Total
Common stock
$
$
$
$
$
$
Balance - December 31, 2007
276,544,061
10
5,607
(625)
(2,440)
63
2,615
Net (loss)/income
(175)
35
(140)
Translation loss
(317)
(6)
(323)
Net loss on cash flow hedges removed from other
comprehensive income and reported in income, net of tax of
$49 million
131
4
135
Net loss on cash flow hedges, net of tax of $25 million
(56)
(56)
Net loss on available-for-sale financial assets arising during the period, net of tax of $2 million
(26)
(26)
Release on disposal of available-for-sale financial assets
during the period, net of tax of $nil million
(1)
(1)
Other comprehensive income
(271)
Comprehensive income
(411)
Stock issues as part of rights offer
69,470,442
2
1,664
1,666
Stock issues as part of Golden Cycle acquisition
3,181,198
-
118
118
Stock issues as part of Share Incentive Scheme
568,545
-
15
15
Stock issues in exchange for E Ordinary shares cancelled
94
-
2
2
Stock issues transferred from Employee Share Ownership
Plan to exiting employees
45,781
-
2
2
Stock based compensation expense
21
21
Dividends
(41)
(17)
(58)
Balance - September 30, 2008
349,810,121
12
7,429
(894)
(2,656)
79
3,970

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED
SEPTEMBER 30, 2009
Prepared in accordance with US GAAP

7
Note A. Basis of presentation
The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America
("US GAAP") for interim financial information. Accordingly, they do not include all of the information and footnotes required by US GAAP for annual financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine-month period ended
September 30, 2009 are not necessarily indicative of the results that may be expected for the year ending December 31, 2009.
The balance sheet as at December 31, 2008 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by US
GAAP for complete financial statements.
For further information, refer to the consolidated financial statements and footnotes thereto included in the Company’s annual report on Form 20-F for the year ended December 31, 2008.
References made to accounting pronouncements include both pre-codification literature and the relevant codification reference.
The Company adopted FASB Statement No. 160, “Noncontrolling Interests in Consolidated
Financial Statements” (“SFAS160”) (FASB ASC Topic 810), which requires the noncontrolling interests to be classified as a separate component of net income and equity.

Note B. Accounting developments

Recently adopted pronouncements
The accounting standards codification
In June 2009, the FASB issued FASB Statement No. 168, “The FASB Accounting Standards
Codification and the Hierarchy of Generally Accepted Accounting Principles—a replacement of
FASB Statement No. 162” (“SFAS168” or “the Codification” or “ASC”) (FASB ASC Topic 105).
SFAS168 will allow the FASB Accounting Standards Codification (“the Codification” or “ASC”) to
become the source of authoritative U.S. GAAP. The Codification will supersede all non-SEC accounting and reporting standards. SFAS168 is effective for interim and annual periods ending after September 15, 2009. The adoption of SFAS168 had no impact on the Company’s financial statements, other than the references to authoritative U.S. GAAP.
Subsequent events
In May 2009, the FASB issued FASB Statement No. 165, “Subsequent Events” (“SFAS165”)
(FASB ASC Topic 855). SFAS165 is intended to establish general standards of accounting for, and disclosure of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued. SFAS165 requires the disclosure of the date through which an entity has evaluated subsequent events and whether that date represents the date the financial statements were issued.

SFAS165 is effective for interim and annual periods ending after June 15, 2009. The adoption of
SFAS165 had no impact on the Company’s financial statements.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED
SEPTEMBER 30, 2009
Prepared in accordance with US GAAP

8
Note B. Accounting developments (continued)
Recently adopted pronouncements (continued)
Fair value determination when there is no active market
In April 2009, the FASB issued FSP FAS 157-4, “Determining Fair Value When the Volume and
Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying
Transactions That Are Not Orderly” (“FSP FAS 157-4”) (FASB ASC Topic 820). FSP FAS 157-4
provides additional guidance for estimating fair value in accordance with FASB Statement No.
157, “Fair Value Measurements” (“SFAS157”), when the volume and level of activity have significantly decreased. FSP FAS 157-4 also includes guidance on identifying circumstances that indicate a transaction is not orderly. FSP FAS 157-4 is effective for interim and annual reporting periods ending after June 15, 2009, and is applied prospectively. The adoption of
FSP FAS 157-4 had no impact on the Company’s financial statements.
Recognition and presentation of other-than-temporary impairments
In April 2009, the FASB issued FSP FAS 115-2 and FAS 124-2, “Recognition and Presentation
of Other-Than-Temporary Impairments” (“FSP FAS 115-2 and FAS 124-2”) (FASB ASC Topic
320), which: (i) clarifies the factors that should be considered when determining whether a debt security is other than temporarily impaired, (ii) provides guidance on the amount recognized of an other-than-temporary impairment and (iii) expands the disclosures required.
FSP FAS 115-2 and FAS 124-2 is effective for interim and annual reporting periods ending after
June 15, 2009. See note D “Impairment of assets” and note O “Other long-term assets” for additional information.
Interim disclosures about fair value of financial instruments
In April 2009, the FASB issued FSP FAS 107-1 and APB 28-1, “Interim Disclosures about Fair
Value of Financial Instruments” (“FSP FAS 107-1 and APB 28-1”) (FASB ASC Topic 825).
FSP FAS 107-1 and APB 28-1 require disclosures about fair value of financial instruments for interim reporting periods as well as in annual financial statements. FSP FAS 107-1 and APB
28-1 shall be effective for interim reporting periods ending after June 15, 2009. Except for presentation changes, the adoption of FSP FAS 107-1 and APB 28-1 had no impact on the
Company’s financial statements.
Assets and liabilities from contingencies in business combinations
In April 2009, the FASB issued FSP FAS 141(R)–1, “Accounting for Assets Acquired and
Liabilities Assumed in a Business Combination That Arise from Contingencies”
(“FSP FAS 141(R)–1”) (FASB ASC Topic 805). FSP FAS 141(R)–1 addresses issues raised on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. FSP FAS 141(R)–
1 is effective for assets or liabilities arising from contingencies in business combinations for which the acquisition date is on or after January 1, 2009. The Company adopted the provisions of FSP FAS 141(R)–1 on January 1, 2009 to be applied to all future business combinations.
Equity method investment
In November 2008, The Emerging Issues Task Force (“EITF”) reached consensus on Issue
No. 08-6, “Equity Method Investment Accounting Considerations” (“EITF 08-6”) (FASB ASC
Topic 323), which clarifies the accounting for certain transactions and impairment considerations involving equity method investments. EITF 08-6 provides guidance on (i) determining the initial carrying value of an equity method investment, (ii) performing an impairment assessment of an underlying indefinite-lived intangible asset of an equity method investment, (iii) accounting for an equity method investee’s issuance of shares, and (iv) accounting for a change in an investment from the equity method to the cost method. EITF 08-6 was effective for the Company’s fiscal year beginning January 1, 2009 and has been applied prospectively. The adoption of EITF 08-6 had no impact on the Company’s financial statements.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED
SEPTEMBER 30, 2009
Prepared in accordance with US GAAP

9
Note B. Accounting developments (continued)
Recently adopted pronouncements (continued)
Instrument indexed to own stock
In June 2008, the EITF reached a consensus on Issue No. 07-5, “Determining Whether an
Instrument (or an Embedded Feature) Is Indexed to an Entity’s Own Stock” (“EITF 07-5”) (FASB
ASC Topic 815). The consensus was reached on the following three issues:
•    How an entity should evaluate whether an instrument (or embedded feature) is indexed to its own stock.
•    How the currency in which the strike price of an equity-linked financial instrument is denominated affects the determination of whether the instrument is indexed to an entity’s own stock.
•    How an issuer should account for market-based employee stock option valuation instruments.
EITF 07-5 was effective for the Company’s fiscal year beginning January 1, 2009. The adoption of EITF 07-5 had no impact on the Company’s financial statements.
Participating securities
In June 2008, the FASB issued FSP EITF 03-6-1, “Determining Whether Instruments Granted in
Share-Based Payment Transactions Are Participating Securities” (“FSP EITF 03-6-1”) (FASB
ASC Topic 260). FSP EITF 03-6-1 addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing earnings per share under the two-class method as described in FASB ASC Topic 260. Under the guidance in FSP EITF 03-6-1, unvested share-
based payment awards that contain non-forfeitable rights to dividends or dividend equivalents
(whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. FSP EITF 03-6-1 was effective for the
Company’s fiscal year beginning January 1, 2009. The adoption of FSP EITF 03-6-1 had no impact on the Company’s financial statements.
Convertible debt instruments
In May 2008, the FASB issued FSP APB 14-1, “Accounting for Convertible Debt Instruments
That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)”
(“FSP APB 14-1”) (FASB ASC Topic 470 and ASC Topic 825) which addresses the accounting for convertible debt securities that may be settled in cash (or other assets) upon conversion, including partial cash settlement, unless the embedded conversion option is required to be separately accounted for as a derivative. FSP APB 14-1 was effective for the Company’s fiscal year beginning January 1, 2009. The adoption of FSP APB 14-1 had no impact on the
Company’s financial statements.
Useful life of intangible assets
In April 2008, the FASB issued FASB Staff Position No. FAS 142-3, “Determination of the Useful
Life of Intangible Assets” (“FSP FAS 142-3”) (FASB ASC Topic 275 and ASC Topic 350). FSP
FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. FSP FAS 142-3 removes the requirement to consider whether an intangible asset can be renewed without substantial cost or material modifications to the existing terms and conditions and instead, requires an entity to consider its own historical experience in renewing similar arrangements.
FSP FAS 142-3 was effective for the Company’s fiscal year beginning January 1, 2009 and has been applied prospectively to intangible assets acquired after the effective date. The adoption of
FSP FAS 142-3 had no impact on the Company’s financial statements.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED
SEPTEMBER 30, 2009
Prepared in accordance with US GAAP

10
Note B. Accounting developments (continued)
Recently adopted pronouncements (continued)
Derivative instruments
In March 2008, the FASB issued FASB statement No. 161, “Disclosures about Derivative
Instruments and Hedging Activities – an amendment of FASB statement No. 133” (“SFAS161”)
(FASB ASC Topic 815). SFAS 161 requires entities to provide enhanced disclosures about (i)
how and why an entity uses derivative instruments, (ii) how derivative instruments and related hedged items are accounted for, and (iii) how derivative instruments and related hedged items affect an entity’s financial position, results of operations and cash flows. The Company adopted the provisions of SFAS161 on January 1, 2009. Except for presentation changes, the adoption of SFAS161 had no impact on the Company’s financial statements. See note P “Derivative instruments” for additional information.
Fair value measurements
In February 2008, the FASB issued FASB Staff Position No. FAS 157-2, “Effective date of FASB
Statement No. 157” (“FSP FAS 157-2”) (FASB ASC Topic 820). FSP FAS 157-2 provided a one year deferral until January 1, 2009 for certain non-financial assets and non-financial liabilities, except for those items that are recognized or disclosed at fair value on a recurring basis (at least annually). The Company adopted the provisions of FSP FAS 157-2 on January 1, 2009. See note T “Fair value measurements” for additional information.
Noncontrolling interests
In December 2007, the FASB issued FASB Statement No. 160, “Noncontrolling Interests in
Consolidated Financial Statements” (“SFAS160”) (FASB ASC Topic 810). SFAS160 amends
ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. The Company adopted the provisions of SFAS160 on
January 1, 2009. Except for presentation changes, the adoption of SFAS160 had no impact on the Company’s financial statements.
Business combinations
In December 2007, the FASB issued FASB Statement No. 141 (R), “Business Combinations”
(“SFAS141(R)”) (FASB ASC Topic 805). SFAS141(R) requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose information on the nature and financial effect of the business combination. The Company adopted the provisions of
SFAS141(R) on January 1, 2009 to be applied to all future business combinations.
Recently issued pronouncements
Fair value accounting
In August 2009, the FASB issued Accounting Standards Update (ASU) 2009-05, “Measuring
Liabilities at Fair Value”, to amend ASC 820 to clarify how entities should estimate the fair value of liabilities. ASC 820, as amended, provides clarification for circumstances in which: (i) a quoted price in an active market for the identical liability is not available, (ii) the liability has a restriction that prevents its transfer, and (iii) the identical liability is traded as an asset in an active market in which no adjustments to the quoted price of an asset are required. The amended guidance in ASC 820 on measuring liabilities at fair value is effective for the first interim or annual reporting period beginning after August 28, 2009. The Company is currently evaluating the potential impact of adopting the amended guidance in ASC 820 on the
Company’s financial statements.
Variable interest entities
In June 2009, the ASC guidance for consolidation accounting was updated to require an entity to perform a qualitative analysis to determine whether the enterprise’s variable interest gives it a controlling financial interest in a variable interest entity (“VIE”). This analysis identifies a primary beneficiary of a VIE as the entity that has both of the following characteristics: (i) the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and
(ii) the obligation to absorb losses or receive benefits from the entity that could potentially be significant to the VIE. The updated guidance is effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter.
The Company does not expect the adoption of this guidance to have a material impact on the
Company’s financial statements.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED
SEPTEMBER 30, 2009
Prepared in accordance with US GAAP

11
Note C. Inventories
At September 30,
At December 31,
2009
2008
(unaudited)
(in US Dollars, millions)
The components of inventory consist of the following:
Short-term
Gold in process
114
118
Gold on hand (doré/bullion)
71
37
Ore stockpiles
215
182
Uranium oxide and sulfuric acid
30
24
Supplies
256
240
686
601
Less: Heap leach inventory
(1)
(37)
(49)
649
552
(1)
Short-term portion relating to heap leach inventory classified separately, as materials on the leach pad.
At September 30,
At December 31,
2009
2008
(unaudited)
(in US Dollars, millions)
Long-term
Gold in process
325
261
Ore stockpiles
27
39
Supplies
1
1
353
301
Less: Heap leach inventory
(1)
(325)
(261)
28
40
(1)
Long-term portion relating to heap leach inventory classified separately, as materials on the leach pad.
Note D. Impairment of assets
Impairments are made up as follows:
Nine months ended September 30,
2009
2008
(unaudited)
(unaudited)
(in US Dollars, millions)
Write-off of oxide treatment plant at Obuasi (in Ghana)
(1)
4
-
Impairment of B2Gold available for sale marketable equity security
(2)
12
-
Impairment and write-off of vehicles at Geita (in Tanzania)
-
1
16
1
(1)
Due to damage suffered by the leach tanks of the treatment plant at Obuasi.
(2)
Impairment of B2Gold due to uncertainty in intent to hold until fair value recovers. See note T
"Fair value measurements" for additional information.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED
SEPTEMBER 30, 2009
Prepared in accordance with US GAAP

12
Note E. Debt
Loan facilities
On December 13, 2007, AngloGold Ashanti entered into a $1.15 billion syndicated loan facility, and on November 20, 2008, AngloGold Ashanti entered into a $1.0 billion term loan facility (the
"Term Facility"). The Term Facility was fully drawn down on February 26, 2009 to refinance the
$1.0 billion convertible bond issued by AngloGold Ashanti Holdings plc, which matured on
February 27, 2009.
On August 24, 2009, the Company completed an amendment to the Term Facility by prepaying an amount of $750 million and satisfying certain other conditions. As a result, (i) the balance of the Term Facility has been converted into a new term loan of $250 million (the “2009 Term
Facility”) and (ii) a new revolving credit facility of $250 million has been made available (the
“2009 Revolving Credit Facility”).
As of September 30, 2009, $1.036 billion and $250 million, respectively, were drawn under the
$1.15 billion syndicated loan facility and the 2009 Term Facility.
An amount of $1.035 billion due on the $1.15 billion syndicated loan facility is included in long-
term debt as of September 30, 2009. Short-term debt as of September 30, 2009 includes
$250 million under the 2009 Term Facility and $1 million under the $1.15 billion syndicated loan facility.
Convertible bonds
On May 22, 2009, the Company concluded an issue of convertible bonds, in the aggregate principal amount of $732.5 million at an interest rate of 3.5 percent convertible into American depositary shares (“ADSs”) of AngloGold Ashanti at an initial conversion price of $47.6126. The conversion price is subject to standard weighted average anti-dilution protection. The convertible bonds were issued by AngloGold Ashanti Holdings Finance plc, a finance company wholly-owned by AngloGold Ashanti Limited. AngloGold Ashanti Limited has fully and unconditionally guaranteed the convertible bonds issued by AngloGold Ashanti Holdings
Finance plc. There are no significant restrictions on the ability of AngloGold Ashanti Limited to obtain funds from its subsidiaries by dividend or loan.
The convertible bonds mature on May 22, 2014. However, at any time on or after June 12, 2012 the Company has the right, but not the obligation, to redeem all (but not part) of the convertible bonds at their principal amount together with accrued interest if the volume weighted average price of the ADSs that would be delivered by the Company on the conversion of a convertible bond of principal amount of $100,000 exceeds $130,000 on each of at least 20 consecutive dealing days ending not earlier than five days prior to the date that the Company gives notice of the redemption.
Upon the occurrence of a change of control of the Company, each convertible bond holder will have the right to require the Company to redeem its convertible bonds at their principal amount plus accrued interest thereon. If the convertible bond holder elects to convert its convertible bonds in connection with such change of control, the Company will pay a “make whole” premium to such convertible bond holder in connection with such conversion.
The conversion features of the convertible bonds, which include the make whole premium
(“conversion features”), give rise to an embedded derivative instrument that is required to be accounted for separately in accordance with SFAS133, “Accounting for Derivative Instruments and Hedging Activities” (FASB ASC Topic 815) and EITF 00-19, “Accounting for Derivative
Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock” (FASB
ASC Topic 815). Accordingly, the Company is separately accounting for the conversion features of the convertible bonds at fair value as a derivative liability, which was determined to be
$142.2 million on May 22, 2009, with subsequent changes in fair value recorded in earnings each period. As at September 30, 2009, the fair value of the derivative liability was approximately $166 million and the $23.8 million increase in fair value was recorded during the nine months ended September 30, 2009 as a non-hedge derivative loss. As a result of the separate accounting treatment for the conversion features, the carrying value of the convertible bonds on May 22, 2009 was $590.3 million. The difference between the initial carrying value and the stated value of the convertible bonds, $732.5 million, is being accreted to interest expense using the effective interest method over the 5 year term of the bonds, resulting in a carrying value as at September 30, 2009 of $609 million.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED
SEPTEMBER 30, 2009
Prepared in accordance with US GAAP

13
Note F. Profit on sale of assets, realization of loans, indirect taxes and other
The Company recorded a profit of $62 million (before taxation of $12 million) in the nine months ended September 30, 2009, compared to a profit of $63 million (before taxation of $3 million)
recorded in the corresponding period in 2008, consisting of:
Nine months ended September 30,
2009
2008
(unaudited) (unaudited)
(in US Dollars, millions)
Profit on disposal of a 33 percent joint venture interest in Boddington Gold Mine in Australia
79 -
Reassessment of indirect taxes payable in Brazil
4 -
(Loss)/profit on disposal of land, equipment and assets in South America and South Africa
(1) 5
Provision for bad debt – Pamodzi Gold
(6) -
Loss on consignment stock
(14) -
Profit on disposal of exploration interests in Colombia to B2Gold Corporation
- 33
Royalty and production related interests in North America sold to Royal Gold Inc.
- 14
Deferred income on sale of La Rescatada exploration interest recognized
- 8
Reassessment of indirect taxes payable in Guinea
- 6
Recovery of exploration costs previously expensed in South America (Peru)
- 5
Profit on disposal of a 50 percent equity interest in Nufcor International Limited
- 2
Costs relating to the issue of rights granted to E ordinary shareholders
(1)
- (10)
62 63
(1)
Rights offer completed in early July 2008.
Note G. Non-hedge derivative loss
A loss on non-hedge derivatives of $1,080 million was recorded in the nine months ended
September 30, 2009 (which includes derivative instruments re-designated to non-hedging instruments during the period) compared to a loss of $483 million in the same period of 2008 relating to the use of non-hedging instruments, which represent derivatives not designated in formal hedge accounting relationships. The change in fair value of such derivatives is recorded each period in the income statement.
Gold derivative liability positions to the value of $797 million were accelerated and cash settled in July 2009. Of these accelerated settlements, the majority, being $580 million, were previously designated as normal purchase and sale exempted (“NPSE”) contracts, which allowed them to be accounted for off-balance sheet in prior periods. A further $217 million was also incurred in accelerating the cash settlement of existing non-hedge derivative contracts. However, as a result of the accelerated cash settlement of the NPSE contracts during July 2009, the provisions of SFAS133, “Accounting for Derivative Instruments and Hedging Activities” (FASB ASC Topic
815), necessitated a review of the continuing designation of, and accounting treatment for, the remaining NPSE contracts that were not part of the accelerated settlement. As the Company will continue to consider alternatives to reduce its outstanding gold derivatives position in future periods including, where appropriate, the accelerated settlement of contracts previously qualifying for the NPSE designation, management concluded, in accordance with the provisions of SFAS133, to re-designate all remaining NPSE contracts as non-hedge derivatives and to account for such contracts at fair value on the balance sheet with changes in fair value accounted for in the income statement.
The accelerated settlement and related re-designation of the contracts discussed above resulted in cash outflows of $797 million ($580 million of which related to previously designated NPSE contracts) during July 2009, a loss on non-hedge derivatives of $1,028 million and an increase in non-hedge derivative liability (current) of $543 million as of July 31, 2009. During August and
September 2009 there was an immaterial movement in this balance and at quarter end
September 30, 2009 a derivative liability balance of previously designated NPSE contracts of
$542 million is included in the non-hedge derivative balance.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED
SEPTEMBER 30, 2009
Prepared in accordance with US GAAP

14
Note G. Non-hedge derivative loss (continued)
Therefore, the loss on non-hedge derivatives recorded in the nine months ended
September 30, 2009 primarily relates to the accelerated settlement and related re-designation of the NPSE contracts discussed above, the fair value movement of the conversion features of convertible bonds amounting to $23.8 million (as described in note E) and the revaluation of non-hedge derivatives resulting from changes in the prevailing spot gold price, exchange rates, interest rates and volatilities compared to the same period in 2008.
In the nine months ended September 30, 2008, the Company recognized a loss of $159 million on forward gold contracts previously qualifying for the normal purchase, normal sale exemption, due to the inability of a single counterpart to accept physical delivery of gold for the forward contracts that had matured. Accordingly, the remaining contracts with this counterpart for future periods were accounted for at fair value on balance sheet , with changes in fair value reflected in the income statement. Following this, during the third quarter of 2008, the Company cash settled contracts now designated as non-hedge derivative contracts, with the same counterpart, maturing in July 2008 through August 2009.
Note H. Taxation
The net taxation benefit of $47 million in the nine months ended September 30, 2009 compared to a net expense of $91 million for the same period in 2008, constitutes the following:
Nine months ended September 30,
2009
2008
(unaudited) (unaudited)
(in US Dollars, millions)
Charge for current taxation
(1)
125 70
(Benefit)/charge for deferred taxation
(2)
(172) 21
(47) 91
(1)
Includes current taxation of $18 million relating to the sale of Boddington Gold Mine in
Australia during June 2009.
(2)
Includes deferred taxation benefits on unrealized non-hedge derivative losses of $191 million (2008: charges on non-hedge derivative gains of $102 million). Deferred tax in the nine months ended September 30, 2008 included tax credits of $14 million as a result of an enacted change in the statutory tax rate in South Africa (2009: $nil million).
Uncertain taxes
As at September 30, 2009, the Company had $144 million of total unrecognized tax benefits which, if recognized, would affect the Company’s effective income tax rate.
A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:
(in US Dollars, millions)
Balance at January 1, 2009
106
Additions for tax positions of prior years
11
Translation
27
Balance as at September 30, 2009
144
The Company’s continuing practice is to recognize interest and penalties related to unrecognized tax benefits as part of its income tax expense. During the nine months ended
September 30, 2009, the Company recognized approximately $7 million in interest. At
September 30, 2009, the Company had accrued $50 million in interest.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED
SEPTEMBER 30, 2009
Prepared in accordance with US GAAP

15
Note I. Discontinued operations
The Ergo reclamation surface operation, which formed part of the South African operations, had been discontinued as the operation had reached the end of its useful life and the assets were no longer in use. The pre-tax gain on disposal of $28 million recorded in the nine months ended
September 30, 2008 related to the remaining assets of Ergo, that were sold by the Company to
ERGO Mining (Pty) Limited a joint venture between Mintails South Africa (Pty) Limited and DRD
South African Operations (Pty) Limited.
The results of Ergo for the nine months ended September 30, 2008, are summarized as follows:
Nine months ended September 30,
2008
(unaudited)
(in US Dollars, millions, except for share data)
(cents)
(1)(3)
(cents)
(2)(3)
Revenue
- - -
Costs, expenses and recoveries
2 - -
Gain on disposal
28 10 5
Pre-tax profit
30 10 5
Taxation
(6) (2) (1)
Net profit attributable to discontinued operations
24 8 4
(1)
Per basic and diluted ordinary shares.
(2)
Per basic and diluted E ordinary shares.
(3)
Basic and diluted earnings/(loss) per common share. The calculation of diluted earnings/(loss) per common share for the nine months ended
September 30, 2008 did not assume the effect of 15,384,615 shares, issuable upon the exercise of convertible bonds as their effects are anti-dilutive. The calculation of diluted earnings/(loss) per common share for the nine months ended September 30, 2008 did not assume the effect of 756,701 shares, issuable upon the exercise of stock incentive options as their effects are anti-dilutive. The calculation of diluted earnings/(loss) per common share for the nine months ended September 30, 2008 did not assume the effect of conversion of E Ordinary shares as the Company recorded a loss from continuing operations during this period.
Note J. Segment information
The Company produces gold as its primary product and does not have distinct divisional segments in terms of principal business activity, but manages its business on the basis of different geographic segments. During 2009, the Company’s Chief Operating Decision Maker,
defined as the Executive Management team, changed the basis of segment reporting as a result of a re-alignment of the management reporting structure. Where applicable, the corresponding items of segment information for prior periods presented have been restated to reflect this.
Nine months ended September 30,
2009
2008
(unaudited) (unaudited)
(in US Dollars, millions)
Revenues by area
Southern Africa 984 702
Continental Africa 793 566
Australia 187 157
South America 336 251
North America 106 70
Other, including Corporate and Non-gold producing subsidiaries (11) 2
2,395 1,748
Less: Equity method investments included above (245) (109)
Plus: Loss on realized non-hedge derivatives included above 478 1,209
Total revenues
2,628 2,848

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED
SEPTEMBER 30, 2009
Prepared in accordance with US GAAP

16
Note J. Segment information (continued)
Nine months ended September 30,
2009
2008
(unaudited)
(unaudited)
(in US Dollars, millions)
Segment income/(loss)
Southern Africa
402
396
Continental Africa
74
199
Australia
(27)
(57)
South America
200
44
North America
31
123
Other, including Corporate and Non-gold producing subsidiaries
(137)
(69)
Total segment income
543
636
Nine months ended September 30,
2009
2008
(unaudited)
(unaudited)
(in US Dollars, millions)
Reconciliation of segment income to Net loss – attributable to AngloGold Ashanti
Segment total
543
636
Exploration costs
(91)
(96)
General and administrative expenses
(109)
(97)
Market development costs
(9)
(9)
Non-hedge derivative loss
(1,080)
(483)
Other operating items
-
(24)
Taxation benefit/(expense)
47
(91)
Discontinued operations
-
24
Noncontrolling interest
(26)
(35)
Net loss - attributable to AngloGold Ashanti
(725)
(175)
At September 30,
At December 31,
2009
2008
(unaudited)
(in US Dollars, millions)
Segment assets
Southern Africa
(1)
3,696
2,558
Continental Africa
3,554
3,521
Australia
(2)
763
1,279
South America
1,150
1,028
North America
781
689
Other, including Corporate and Non-gold producing subsidiaries
393
376
Total segment assets
10,337
9,451
(1)
Includes properties held for sale of Tau Lekoa of $70 million (2008: $nil million).
(2)
Includes assets held for sale in Boddington of $nil million (2008: $781 million).

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED
SEPTEMBER 30, 2009
Prepared in accordance with US GAAP

17
Note K. Loss per share data
Nine months ended September 30,
2009
2008
(unaudited)
(unaudited)
The following table sets forth the computation of basic and diluted loss per share (in US dollars millions, except per share data):
Numerator
Net loss - attributable to AngloGold Ashanti
(725)
(175)
Less Dividends:
Ordinary shares
45
41
E Ordinary shares
-
-
Undistributed losses
(770)
(216)
Ordinary shares undistributed losses
(766)
(215)
E Ordinary shares undistributed losses
(4)
(1)
Total undistributed losses
(770)
(216)
Nine months ended September 30,
2009
2008
(unaudited)
(unaudited)
Denominator for basic loss per ordinary share
Ordinary shares
354,685,548
299,550,334
Fully vested options
(1)
774,457
418,312
Weighted average number of ordinary shares
355,460,005
299,968,646
Effect of dilutive potential ordinary shares
Dilutive potential of stock incentive options
(2)
-
-
Dilutive potential of convertible bonds
(3)
-
-
Dilutive potential of E Ordinary shares
(4)
-
-
Denominator for diluted loss per share – adjusted weighted average number of ordinary shares and assumed conversions
355,460,005
299,968,646
Weighted average number of E Ordinary shares used in calculation of basic and diluted loss per
E Ordinary share
3,894,634
4,068,636
(1)
Compensation awards are included in the calculation of basic loss per common share from when the necessary conditions have been met, and it is virtually certain that shares will be issued as a result of employees exercising their options.
(2)
The calculation of diluted loss per common share for the nine months ended September 30,
2009 and 2008 and did not assume the effect of 1,046,001 and 756,701 shares, respectively, issuable upon the exercise of stock incentive options as their effects are anti-
dilutive.
(3)
The calculation of diluted loss per common share for the nine months ended September 30,
2009 and 2008 did not assume the effect of 15,384,615 shares, issuable upon the exercise of convertible bonds as their effects are anti-dilutive.
(4)
The calculation of diluted loss per common share for the nine months ended September 30,
2009 and 2008 did not assume the effect of conversion of E Ordinary shares as the
Company recorded a loss from continuing operations during these periods.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED
SEPTEMBER 30, 2009
Prepared in accordance with US GAAP

18
Note L. Accumulated other comprehensive income
Accumulated other comprehensive income, net of related taxation, consists of the following:
Nine months ended September 30,
2009
2008
(unaudited) (unaudited)
(in US Dollars, millions)
Opening balance
(1,148) (625)
Translation gain/(loss)
367 (317)
Financial instruments
125 48
Total accumulated other comprehensive income (656) (894)
Total accumulated other comprehensive income as of September 30, 2009 include a net cumulative charge in respect of cash flow hedges of $31 million (December 31, 2008: $112 million), net of deferred tax of $36 million (December 31, 2008: $68 million).
Total accumulated other comprehensive income as of September 30, 2009 include a net cumulative gain in respect of available for sale financial assets of $29 million (December 31,
2008: $15 million loss), net of deferred tax of $2 million (December 31, 2008: $1 million).
Nine months ended September 30,
2009
2008
(unaudited) (unaudited)
(in US Dollars, millions)
Net loss
(699) (140)
Translation gain/(loss)
371 (323)
Financial instruments
126 52
Total comprehensive income
(202) (411)
Nine months ended September 30,
2009
2008
(unaudited) (unaudited)
(in US Dollars, millions)
Total comprehensive income attributable to:
AngloGold Ashanti (233) (444)
Noncontrolling interests 31 33
(202) (411)
Note M. Employee benefit plans
The Company has made provision for pension and provident schemes covering substantially all employees.
Nine months ended September 30,
2009
2008
(unaudited) (unaudited)
(in US Dollars, millions)
Pension
benefits
Other
benefits
Pension
benefits
Other
benefits
Service cost
3 1 4 1
Interest cost
8 6 12 9
Expected return on plan assets
(11) - (16) -
Net periodic benefit cost
- 7 - 10
Employer contributions
As disclosed in the Company's annual report on Form 20-F for the year ended December 31,
2008, the Company expected to contribute $4 million to its pension plan in 2009. As of
September 30, 2009, the Company had contributed $3 million during 2009.
The actuarial valuation as at December 31, 2008 was completed at the beginning of 2009.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED
SEPTEMBER 30, 2009
Prepared in accordance with US GAAP

19
Note N. Assets and (liabilities) held for sale
At September 30,
At December 31,
2009
2008
(unaudited)
(in US Dollars, millions)
Effective February 17, 2009, the interest in the Tau Lekoa mine together with the adjacent Weltevreden,
Jonkerskraal and Goedgenoeg project areas (“Tau Lekoa”) in South Africa was classified as held for sale. Tau Lekoa was previously recognized as a combination of tangible assets, goodwill, current assets and current and long-term liabilities. The Company has agreed to sell Tau Lekoa, subject to conditions precedent usual to a transaction of this nature, to Simmer and Jack Mines Limited (“Simmers”).
Purchase consideration consists of two components an initial cash payment or combination of cash payment and Simmers shares together with future royalty payments.
The Effective Date will occur on the later of January 1, 2010, or the first day in the calendar month following the fulfillment of all conditions precedent to the Transaction. The Company will continue to operate Tau Lekoa until the Effective Date with appropriate joint management arrangements with
Simmers and will retain all operating cash flow generated for the year ended December 31, 2009. At
December 31, 2008, net assets for Tau Lekoa amounted to $46 million.
62
-
Effective December 2007, Rand Refinery Limited in South Africa (a subsidiary of the Company)
allocated parts of its premises that were no longer utilized (previously recognized as a tangible asset), to held for sale. On April 1, 2008, a sale agreement was concluded subject to achievement of the suspensive condition regarding rezoning of the land and transfer of title deeds.
1
1
Effective December 31, 2008, the 33.33 percent interest in the unincorporated joint venture in
Boddington Gold Mine in Australia was classified as held for sale. The interest in Boddington Gold Mine was previously recognized as a combination of tangible assets, goodwill, current assets and current and long-term liabilities. The Company agreed to sell the 33.33 percent interest, subject to conditions precedent, to Newmont Mining Corporation.
On June 26, 2009, the Company announced that the sale had been completed in accordance with the sale agreement with all conditions precedent being met.
-
739
As at September 30, 2009 and December 31, 2008 the carrying amounts of major classes of assets and liabilities classified as held for sale, included:
Cash and cash equivalents
-
2
Trade and other receivables
-
10
Inventories
3
2
Property, plant and equipment
64
651
Acquired properties
4
14
Goodwill
-
103
Trade and other payables
(3)
(31)
Provision for environmental rehabilitation
(5)
(11)
Net assets
63
740

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED
SEPTEMBER 30, 2009
Prepared in accordance with US GAAP

20
Note O. Other long-term assets
At September 30,
At December 31,
2009
2008
(unaudited)
(in US Dollars, millions)
Investments in affiliates – unlisted 5 4
Investments in affiliates – listed 3 5
Investments in equity accounted joint ventures 264 272
Carrying value of equity method investments 272 281
Investment in marketable equity securities – available for sale 69 26
Investment in marketable debt securities – held to maturity 9 11
Investment in non-marketable assets – held to maturity 5 3
Investment in non-marketable debt securities – held to maturity 45 35
Other non-current assets 118 65
518 421
At September 30,
At December 31,
2009
2008
(unaudited)
(in US Dollars, millions)
Investment in marketable equity securities – available for sale 69 26
Available for sale investments in marketable equity securities consists of investments in ordinary shares.
Total gains, net of related taxation, on marketable equity securities included in other comprehensive income during the nine months ended September 30, 2009 amount to
$32 million. Total losses, net of related taxation, on marketable equity securities included in other comprehensive income during the nine months ended September 30, 2009 amount to
$nil million. The Company recognized an other than temporary impairment in the B2Gold investment of $12 million during the third quarter of 2009. See note D “Impairment of assets”
and note T ”Fair value measurements” for additional information. In addition to the investment in
B2Gold, the Company holds various equities as strategic investments in gold exploration companies. Four of the strategic investments are in an unrealized loss position (of less than
$1 million in aggregate) and the Company has the intent and ability to hold these investments until the losses are recovered.
The following tables present the gross unrealized losses and fair value of the Company’s investments with unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by length of time that the individual securities have been in a continuous unrealized loss position:

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED
SEPTEMBER 30, 2009
Prepared in accordance with US GAAP

21
Note O. Other long-term assets (continued)
Less than 12
months
More than 12
months
Total
$
$
$
(in US Dollars, millions)
At September 30, 2009
Aggregate fair value of investments with
unrealized losses
-
-
-
Aggregate unrealized losses
-
-
-
At December 31, 2008
Aggregate fair value of investments with
unrealized losses
9
8
17
Aggregate unrealized losses
(21)
(10)
(31)
At September 30,
At December 31,
2009
2008
(unaudited)
(in US Dollars, millions)
Investment in marketable debt securities - held to maturity
9
11
Investments in marketable debt securities represent held to maturity government and corporate bonds.
Investment in non-marketable assets - held to maturity
5
3
Investments in non-marketable assets represent secured loans and receivables secured by pledge of assets.
Investment in non-marketable debt securities - held to maturity
45
35
Investments in non-marketable debt securities represent the held to maturity fixed-term deposits required by legislation for the Environmental Rehabilitation Trust Fund and Nufcor Uranium Trust
Fund.
At September 30,
2009
(unaudited)
(in US Dollars,
millions)
As of September 30, 2009 the contractual maturities of debt securities were as follows:
Marketable debt securities
Up to three years
3
Three to seven years
1
Seven to twelve years
5
9
Non-marketable debt securities
Less than one year
45
Fair values of the held to maturity debt securities at September 30, 2009 and December 31, 2008 approximate cost.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED
SEPTEMBER 30, 2009
Prepared in accordance with US GAAP

22
Note P. Derivative instruments
In the normal course of its operations, the Company is exposed to gold and other commodity price, currency, interest rate, liquidity and non-performance risk, which includes credit risk. The
Company is also exposed to certain by-product commodity price risk. In order to manage these risks, the Company enters into derivative transactions and has developed a risk management process to facilitate, control and monitor these risks. The board has approved and monitors this risk management process, inclusive of documented treasury policies, counterpart limits, controlling and reporting structures. The Company does not acquire, hold or issue derivatives for trading purposes.
Contracts that meet the criteria for hedge accounting are designated as the hedging instruments hedging the variability of forecasted cash flows from the sale of production into the spot market and capital expenditure and are classified as cash flow hedges under SFAS133 (FASB ASC
Topic 815). The ineffective portion of matured and existing cash flow hedges recognized in gain/loss on non-hedge derivatives in the income statement during the nine months ended
September 30, 2009 was $3 million, net of tax. Cash flow hedge contracts with a fair value of
$14 million at September 30, 2009 are expected to be reclassified from accumulated other comprehensive income and recognized as a reduction in product sales during the remainder of
2009 or as an adjustment to depreciation expense pertaining to capital expenditure. Cash flow hedge forecast transactions are expected to occur over the next twelve months, in line with maturity dates of hedging instruments.
A loss on non-hedge derivatives of $1,080 million was recorded in the nine months ended
September 30, 2009 compared to a loss of $483 million in the same period of 2008. See note G
“Non-hedge derivative loss” for additional information.
Gold price and currency risk management activities
Gold and currency derivative instruments are denominated in South African rands, US dollars,
Australian dollars and Brazilian real. The derivative instruments utilized are forward sale and purchase contracts, purchased and sold put options, and purchased and sold call options. The
Company’s reserve and financial strength has allowed it to arrange unmargined credit lines with counterparts.
Reduction in derivatives position
During July 2009, the Company accelerated the settlement of certain outstanding gold derivative positions resulting in an increase in cash outflows of $797 million ($580 million of which related to previously designated NPSE contracts), a loss on non-hedge derivatives of $1,028 million and an increase in non-hedge derivative liability (current) of $543 million as of July 31, 2009. See note G “Non-hedge derivative loss” for additional information on the accelerated cash settlement.
During the quarter ended September 30, 2009, the Company also continued to deliver into hedge commitments, as part of its strategy to reduce its overall position and increase exposure to spot gold prices. As a result, the net delta of the hedge book decreased (from June 30, 2009)
by 480,000 ounces, or 11 percent, to 3.93 million ounces or 122 tonnes (at June 30, 2009:
4.41 million ounces or 137 tonnes), with total commitments of 4.30 million ounces, reflecting a decline of 890,000 ounces, or 17 percent, at September 30, 2009 over committed ounces of
5.19 million ounces as of June 30, 2009.
Net delta open hedge position as at September 30, 2009
The marked-to-market value of all hedge transactions making up the hedge positions as at
September 30, 2009 was a $1.84 billion liability, which decreased by $0.47 billion over the quarter ended June 30, 2009. This value was based on a gold price of $1,006 per ounce, exchange rates of R7.51/$ and A$/$0.88 and the prevailing market interest rates and volatilities at that date.
These marked-to-market valuations are not predictive of the future value of the hedge position, nor of the future impact on the revenue of the Company. The valuation represents the theoretical cost of exiting all hedge contracts at the time of valuation, at market prices and rates available at that time.
The following table indicates the Company’s unaudited gold hedge position at a weighted average settlement price as at September 30, 2009 (references to "$" are to the US dollar, references to "A$" are to the Australian dollar and references to "BRL" are to the Brazilian real).

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED
SEPTEMBER 30, 2009
Prepared in accordance with US GAAP

23
Note P. Derivative instruments (continued)
Year
2009
2010
2011
2012
2013
2014-2015
Total
US DOLLAR GOLD
Forward contracts
Amount (oz)
7,963
*
(245,142)
60,000
122,500
119,500
91,500
156,321
US$/oz
**
($5,228)
$753
$227
$418
$477
$510
$370
Put options sold
Amount (oz)
150,000
235,860
148,000
85,500
60,500
60,500
740,360
US$/oz
$762
$747
$623
$538
$440
$450
$652
Call options sold
Amount (oz)
250,000
1,025,380
776,800
811,420
574,120
709,470
4,147,190
US$/oz
$888
$602
$554
$635
$601
$606
$617
A DOLLAR GOLD
Forward contracts
Amount (oz)
40,000
100,000
140,000
A$/oz
A$595
A$706
A$674
Call options purchased
Amount (oz)
40,000
100,000
140,000
A$/oz
A$694
A$712
A$707
*** Total net gold:
Delta (oz)
(234,658)
(701,340)
(769,538)
(843,700)
(642,021)
(734,171)      (3,925,428)
Committed (oz)
(257,963)
(780,238)
(836,800)
(933,920)
(693,620)
(800,970)      (4,303,511)
*
Represents a net long position resulting from both forward sales and purchases.
**   Represents a net short position and net short US Dollars resulting from both forward sales and purchases for the period.
***  The Delta of the hedge position indicated above is the equivalent gold position that would have the same marked-to-market sensitivity for a small change in the gold price. This is calculated using the Black-Scholes option formula with the prevailing market prices, interest rates and volatilities as at September 30, 2009.
Foreign exchange price risk protection agreements
The Company enters into currency forward exchange and currency option contracts to hedge certain anticipated transactions denominated in foreign currencies.
The following table indicates the Company's unaudited currency hedge position at September 30, 2009.
Year
2009
2010
2011
2012
2013
2014-2015
Total
RAND DOLLAR (000)
Put options purchased
Amount ($)
40,000
40,000
US$/R
R 11.35
R 11.35
Put options sold
Amount ($)
40,000
40,000
US$/R
R 9.59
R 9.59
Call options sold
Amount ($)
40,000
40,000
US$/R
R 12.94
R 12.94
A DOLLAR (000)
Forward contracts
Amount ($)
20,000
20,000
A$/US$
A$0.64
A$0.64
BRAZILIAN REAL (000)
Forward contracts
Amount ($)
19,500
19,500
US$/BRL
BRL 2.07
BRL 2.07
The fair value of early termination options as at September 30, 2009 amounted to $nil (June 30, 2009:
$572 million) as these options were part of the accelerated settlements effected during July 2009.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED
SEPTEMBER 30, 2009
Prepared in accordance with US GAAP

24
Note P. Derivative instruments (continued)
Non-performance risk
Realization of contracts is dependent upon the counterparts’ performance. The Company generally does not obtain collateral or other security to support financial instruments subject to non-performance risk, but monitors the credit standing of counterparts. The Company spreads its business over a number of financial and banking institutions of good credit quality and believes that little to no concentration of non-performance risk exists. Limits for each counterpart are based on the assessed credit quality of each counterpart. The AngloGold Ashanti Treasury Committee makes recommendations for board approval of all counterparts and the limits to be applied to each. Where possible, management puts ISDA netting agreements in place.
The combined maximum credit risk exposure of the Company as at September 30, 2009 is as follows.
At September 30,
2009
(unaudited)
(In US Dollars, millions)
Forward sales type agreements - commodity
301
Option contracts - commodity
55
Forward sales agreements - currency
11
Option contracts - currency
19
386
The fair value of derivative assets and liabilities reflects non-performance risk relating to the counterparts and the Company, respectively, as at September 30, 2009.
Fair value of the derivative assets split by accounting designation
At September 30, 2009
(unaudited)
(in US Dollars, millions)
Normal
purchase and
sale
exemption
Cash flow
hedge
accounted
Non-hedge
accounted
(1)
Total
Forward sales type agreements - commodity
-
-
301
301
Option contracts - commodity
-
-
55
55
Forward sales agreements - currency
-
-
11
11
Option contracts - currency
-
-
19
19
-
-
386
386
(1)
Including B2Gold warrants.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED
SEPTEMBER 30, 2009
Prepared in accordance with US GAAP

25
Note P. Derivative instruments (continued)
Fair value of the derivatives (liabilities) split by accounting designation
At September 30, 2009
(unaudited)
(in US Dollars, millions)
Normal
purchase and
sale
exemption
Cash flow
hedge
accounted
Non-hedge
accounted
Total
Forward sales type agreements - commodity
-
(47)
(514)
(561)
Option contracts - commodity
-
-
(1,668)
(1,668)
Option contracts - currency
-
-
(10)
(10)
Interest rate swaps - Gold
-
-
(17)
(17)
Option component of convertible bonds
-
-
(166)
(166)
-
(47)
(2,375)
(2,422)
Net total derivatives
-
(47)
(1,989)
(2,036)
Credit risk adjustment
-
-
(145)
(145)
Net total derivatives excluding credit risk adjustment
-
(47)
(2,134)
(2,181)
Non-hedge derivative gain/(loss) recognized
Nine months ended September 30, 2009
(unaudited)
(in US Dollars, millions)
Location of gain/(loss) in income
Realized
Forward sales type agreements - commodity
Non-hedge derivative gain/(loss)
(492)
(1)
Option contracts - commodity
Non-hedge derivative gain/(loss)
(105)
(1)
Forward sales agreements - currency
Non-hedge derivative gain/(loss)
97
Option contracts - currency
Non-hedge derivative gain/(loss)
1
Interest rate swaps - Gold
Non-hedge derivative gain/(loss)
21
(478)
Unrealized
Forward sales type agreements - commodity
Non-hedge derivative gain/(loss)
(233)
(2)
Option contracts - commodity
Non-hedge derivative gain/(loss)
(317)
(2)
Forward sales agreements - currency
Non-hedge derivative gain/(loss)
(5)
Option contracts - currency
Non-hedge derivative gain/(loss)
5
Interest rate swaps - Gold
Non-hedge derivative gain/(loss)
(28)
(2)
Option component of convertible bonds
Non-hedge derivative gain/(loss)
(24)
(602)
Loss on non-hedge derivatives
(1,080)
(1)
Includes $580 million loss related to accelerated settlement of contracts previously designated as NPSE as of July 31, 2009.
(2)
Includes $448 million loss related to re-designation of former NPSE contracts as of July 31, 2009.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED
SEPTEMBER 30, 2009
Prepared in accordance with US GAAP

26
Note P. Derivative instruments (continued)
Other comprehensive income
Nine months ended September 30, 2009
(unaudited)
(in US Dollars, millions)
Cash flow
hedges, before
tax
Cash flow hedges removed from
equity, before tax
Hedge ineffectiveness, before tax
Gain/(loss)
recognized in
accumulated
other
comprehensive
income
(effective
portion)
Location of
(gain)/loss
reclassified from
accumulated
other
comprehensive
income into
income (effective
portion)
Amount of
(gain)/loss
reclassified
from
accumulated
other
comprehensive
income into
income
(effective
portion)
Location of (gain)/loss
recognized in income
(ineffective portion)
Amount of
(gain)/loss
recognized in
income
(ineffective
portion)
Forward sales type agreements -
commodity
1 Product sales 111 Non-hedge derivatives gain/(loss) 3
Forward sales agreements - currency (2) Product sales - Non-hedge derivatives gain/(loss) -
(1) 111 3

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED
SEPTEMBER 30, 2009
Prepared in accordance with US GAAP

27
Note Q. Commitments and contingencies
Capital expenditure commitments
Capital commitments and contingent liabilities of the Company include total contracted capital expenditure of $146 million and total authorized capital expenditure not yet contracted of approximately $674 million as of September 30, 2009. The Company intends to finance these capital expenditures from cash on hand, cash flow from operations, the proceeds from the sale of the Tau Lekoa mine, the remaining $240 million in proceeds from the sale of the Company’s interest in the Boddington Gold Mine payable in December 2009, existing and new replacement credit facilities, long-term debt financing and, potentially if deemed appropriate, the issuance of equity and equity linked instruments.
The Company is subject to contingencies pursuant to environmental laws and regulations that may in future require AngloGold Ashanti to take corrective action as follows:
Ground water pollution – South Africa
The Company has identified groundwater contamination plumes at its Vaal River and West
Wits operations in South Africa, which have occurred primarily as a result of seepage from mine residue stockpiles. Numerous scientific, technical and legal studies have been undertaken since 2002 to assist in determining the magnitude of the contamination and to find sustainable remediation solutions. The Company has instituted processes to reduce future potential seepage and it has been demonstrated that Monitored Natural Attenuation (MNA) by the existing environment will contribute to improvement in some instances. Furthermore, literature reviews, field trials and base line modeling techniques suggest, but are not yet proven, that the use of phyto-technologies can address the soil and groundwater contamination at all South African operations. Subject to the completion of trials and the technology being a proven remediation technique, no reliable estimate can be made for the obligation.
Deep ground water pollution – South Africa
The Company has identified a flooding and future pollution risk posed by deep groundwater in the Klerksdorp and Far West Rand gold fields. Various studies have been undertaken by
AngloGold Ashanti since 1999. Due to the interconnected nature of mining operations, any proposed solution needs to be a combined one supported by all the mines located in these gold fields. As a result, the Department of Mineral Resources and affected mining companies are involved in the development of a “Regional Mine Closure Strategy”. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for the obligation.
Sales tax on gold deliveries – Brazil
Mineração Serra Grande S.A. (“MSG”), received two tax assessments from the State of Goiás related to payments of sales taxes on gold deliveries for export. AngloGold Ashanti Brazil
Mineração Ltda. manages the operation and its attributable share of the first assessment is approximately $46 million. In November 2006, the administrative council’s second chamber ruled in favor of MSG and fully cancelled the tax liability related to the first period. The State of
Goiás has appealed to the full board of the State of Goiás tax administrative council. The second assessment was issued by the State of Goiás in October 2006 on the same grounds as the first assessment, and the Company’s attributable share of the assessment is approximately
$28 million. The Company believes both assessments are in violation of federal legislation on sales taxes.
MSG received a tax assessment in October 2003 from the State of Minas Gerais related to sales taxes on gold. The tax administrators rejected the Company’s appeal against the assessment. The Company is now appealing the dismissal of the case. The Company’s attributable share of the assessment is approximately $9 million.
Other tax disputes – Brazil
Subsidiaries of the Company in Brazil are involved in various disputes with tax authorities.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED
SEPTEMBER 30, 2009
Prepared in accordance with US GAAP

28
Note Q. Commitments and contingencies (continued)
Other tax disputes – Brazil (continued)
These disputes involve federal tax assessments including income tax, royalties, social contributions and annual property tax. The amount involved is approximately $17 million.
Oro Group surety
The Company has provided surety in favor of the lender in respect of gold loan facilities to wholly-owned subsidiaries of Oro Group (Proprietary) Limited, an affiliate of the Company. The
Company has a total maximum liability, in terms of the suretyships, of R100 million
($13 million). The probability of the non-performance under the suretyships is considered minimal.
AngloGold Ashanti USA reclamation bonds
Pursuant to US environmental and mining requirements, gold mining companies are obligated to close their operations and rehabilitate the lands that they mine in accordance with these requirements. AngloGold Ashanti USA has posted reclamation bonds with various federal and state governmental agencies to cover potential rehabilitation obligations in amounts aggregating approximately $84 million.
The Company has provided a guarantee for these obligations which would be payable in the event of AngloGold Ashanti USA not being able to meet its rehabilitation obligations. As at
September 30, 2009, the carrying value of these obligations amounted to $37 million and is included in the Provision for environmental rehabilitation in the Company's consolidated balance sheet. The obligations will expire upon completion of such rehabilitation and release of such areas by the applicable federal and/or state agency. AngloGold Ashanti is not indemnified by third parties for any of the amounts that may be paid by AngloGold Ashanti under its guarantee.
Guarantee provided for term loan facility and revolving credit facility
AngloGold Ashanti Limited, AngloGold Ashanti USA Incorporated and AngloGold Ashanti
Australia Limited, as guarantors, have each guaranteed all payments and other obligations of
AngloGold Ashanti Holdings plc and the other guarantors under the 2009 Term Facility and the
2009 Revolving Credit Facility. The total amount outstanding under the 2009 Term Facility as of September 30, 2009 amounted to $250 million and $nil under the 2009 Revolving Credit
Facility.
Guarantee provided for syndicated loan facility
AngloGold Ashanti Limited, AngloGold Ashanti Holdings plc, AngloGold Ashanti USA
Incorporated and AngloGold Ashanti Australia Limited, as guarantors, have each guaranteed all payments and other obligations of the borrowers and the other guarantors under the
$1.15 billion syndicated loan facility. The total amount outstanding under this facility as of
September 30, 2009 amounted to $1,036 million.
Guarantee provided for convertible bonds
AngloGold Ashanti Limited has fully and unconditionally guaranteed all payments and other obligations of AngloGold Ashanti Holdings Finance plc regarding the issued $732.5 million
3.5 percent convertible bonds due 2014. There are no significant restrictions on the ability of
AngloGold Ashanti Limited to obtain funds from its subsidiaries by dividend or loan.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED
SEPTEMBER 30, 2009
Prepared in accordance with US GAAP

29
Note Q. Commitments and contingencies (continued)
Hedging guarantees
The Company has issued gold delivery guarantees of $293 million to several counterpart banks pursuant to which it guarantees the due performance of its subsidiaries AngloGold (USA)
Trading Company, AngloGold South America Limited and Cerro Vanguardia S.A. under their respective gold hedging agreements.
Ashanti Treasury Services Limited (“ATS”) hedging guarantees
The Company together with its wholly-owned subsidiary AngloGold Ashanti Holdings plc has provided guarantees to several counterpart banks for the hedging commitments of its wholly-
owned subsidiary ATS. The maximum potential amount of future payments is all moneys due, owing or incurred by ATS under or pursuant to the hedging agreements. At
September 30, 2009 the marked-to-market valuation of the ATS hedge book was negative
$383 million.
Geita Management Company Limited (“GMC”) hedging guarantees
The Company and its wholly-owned subsidiary AngloGold Ashanti Holdings plc have issued hedging guarantees to several counterpart banks in which they have guaranteed the due performance by GMC of its obligations under or pursuant to the hedging agreements entered into by GMC, and to the payment of all money owing or incurred by GMC as and when due. The maximum potential amount of future payments is all moneys due, owing or incurred by GMC under or pursuant to the hedging agreements. At September 30, 2009 the marked-to-
market valuation of the GMC hedge book was negative $350 million.
The Company assesses the credit quality of counterparts at least on a quarterly basis. As of
September 30, 2009, the probability of non-performance is considered minimal.
Vulnerability from concentrations
There is a concentration of risk in respect of recoverable value added tax and fuel duties from the Tanzanian government. Recoverable value added tax due from the Tanzanian government to the Company amounts to $25 million at September 30, 2009 (June 30, 2009: $17 million).
The amounts outstanding have been discounted to their present value at a rate of 7.8 percent.
Recoverable fuel duties from the Tanzanian government to the Company amounts to
$48 million at September 30, 2009 (June 30, 2009: $44 million). Fuel duty claims are required to be submitted after consumption of the related fuel and are subject to authorization by the
Customs and Excise authorities. The outstanding amounts have been discounted to their present value at a rate of 7.8 percent.
Note R. Recent developments
Announcements made after September 30, 2009:
Subsequent events have been evaluated through December 18, 2009, the date the condensed consolidated financial statements were filed with the US Securities and Exchange Commission.
On November 2, 2009, AngloGold Ashanti announced that, together with Randgold Resources
Limited (“Randgold’), they have jointly entered into an agreement with L’Office des Mines d’Or de Kilo-Moto (“OKIMO”) to purchase two-thirds of OKIMO’s 30 percent stake in the Moto gold project for $113.6 million (AngloGold Ashanti acquiring an effective additional 10 percent interest for $56.8 million). This follows the announcement on October 15, 2009 that, together with
Randgold, it had completed the acquisition of Moto Goldmines Limited (“Moto”), the gold exploration and development company which has a 70 percent interest in the project. OKIMO is a Congolese parastatal entity. Following completion of the transaction, Randgold and AngloGold
Ashanti will together hold a 90 percent interest in the project, and OKIMO will hold the remaining
10 percent stake, maintaining the continued vested interest of the Government of the
Democratic Republic of the Congo (the “DRC”) in the Moto gold project.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED
SEPTEMBER 30, 2009
Prepared in accordance with US GAAP

30
Note S. Declaration of dividends
On February 6, 2009, AngloGold Ashanti declared a final dividend of 50 South African cents
(4.999 US cents) per ordinary share for the year ended December 31, 2008 with a record date of March 5, 2009 (for holders of GhDSs) and March 6, 2009 (for holders of ordinary shares,
CDIs and ADSs) and payment dates of March 13, 2009 (for holders of ordinary shares and
CDIs), March 16, 2009 (for holders of GhDSs) and March 23, 2009 (for holders of ADSs). Also on February 6, 2009, AngloGold Ashanti declared a dividend of 25 South African cents
(2.499 US cents) per E ordinary share, paid on March 13, 2009 to employees participating in the
Bokamoso ESOP and Izingwe Holdings (Proprietary) Limited.
On July 29, 2009, AngloGold Ashanti declared an interim dividend of 60 South African cents
(7.6553 US cents) per ordinary share for the six months ended June 30, 2009 with a record date of August 21, 2009 and a payment date of August 28, 2009 for holders of ordinary shares and
CDIs, August 31, 2009 for holders of GhDSs and September 8, 2009 for holders of ADSs. In addition, on July 29, 2009, AngloGold Ashanti declared a dividend of 30 South African cents
(3.828 US cents) per E ordinary share, paid on August 28, 2009 to employees participating in the Bokamoso ESOP and Izingwe Holdings (Proprietary) Limited.
In addition to the cash dividend, an amount equal to the dividend paid to holders of E ordinary shares will be offset when calculating the strike price of E ordinary shares.
Each CDI represents one-fifth of an ordinary share and 100 GhDSs represents one ordinary share. Each ADS represents one ordinary share.
Note T. Fair value measurements
The Company adopted FSP FAS 157-2 as of January 1, 2009, for non-recurring non-financial assets and non-financial liabilities, with no material impact on the Company’s financials. During the quarter ended September 30, 2009, the Company fully impaired the oxide treatment plant at
Obuasi (in Ghana). See note D “Impairment of assets” for additional information. The Company currently does not have other non-financial assets and non-financial liabilities that are recognized or disclosed at fair value in the financial statements on a non-recurring basis.
The Company uses no bright-line test in determining whether impairments are temporary or other-than-temporary. AngloGold Ashanti considers several factors in determining other-than-
temporary impairment losses including the current and expected long-term business prospects of the issuer, the length of time and relative magnitude of the price decline and its ability and intent to hold the investment until the price recovers. Unrealized losses included in accumulated other comprehensive income as of September 30, 2009 included $12 million related to the investment in B2Gold which has been in an unrealized loss position for over twelve months. The
Company’s intent to hold the B2Gold investment until the price recovers is uncertain and as a result an impairment loss of $12 million has been recognized in the income statement. See note
D “Impairment of assets” for additional information.
SFAS157 (FASB ASC Topic 820) establish a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:
Level 1 - Quoted prices in active markets for identical assets or liabilities.
Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
The Company utilizes the market approach to measure fair value. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED
SEPTEMBER 30, 2009
Prepared in accordance with US GAAP

31
Note T. Fair value measurements (continued)
The following table sets out the Company’s financial assets and (liabilities) measured at fair value by level within the hierarchy as at September 30, 2009 (in US Dollars, millions):
Description
Level 1
Level 2
Level 3
Total
Cash and cash equivalents 1,108 1,108
Marketable equity securities 72 72
Derivatives, net (1,870) (1,870)
Option component of convertible bonds (166) (166)

The Company’s cash equivalents are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices. The cash instruments that are valued based on quoted market prices in active markets are primarily money market securities. Due to the short maturity of cash, carrying amounts approximate fair values.
The Company’s marketable equity securities including listed affiliates are included in Other long-term assets in the Company’s consolidated balance sheet. They consist of investments in ordinary shares and are valued using quoted market prices in active markets and as such are classified within Level 1 of the fair value hierarchy. The fair value of the marketable equity securities is calculated as the quoted market price of the marketable equity security multiplied by the quantity of shares held by the Company.
The Company’s derivative instruments are valued using pricing models and the Company generally uses similar models to value similar instruments. Options associated with marketable equity securities and the conversion features of convertible bonds are included as derivatives on the balance sheet. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit spreads, measures of volatility and correlations of such inputs. The Company’s derivatives trade in liquid markets, and as such, model inputs are observable. Such instruments are typically classified within Level 2 of the fair value hierarchy.

REVIEW OF FINANCIAL AND OPERATING PERFORMANCE FOR THE NINE MONTHS ENDED
SEPTEMBER 30, 2009 PREPARED IN ACCORDANCE WITH US GAAP
In the following discussion references to rands, ZAR and R are to the lawful currency of the Republic of South Africa, references to US dollars, dollar or $ are to the lawful currency of the United States, references to euro or € are to the lawful currency of the European Union, references to AUD dollars and A$ are to the lawful currency of Australia, references to BRL is to the lawful currency of Brazil, reference to C$ is to the lawful currency of Canada and references to GHC or cedi are to the lawful currency of Ghana.
Introduction
AngloGold Ashanti’s revenues are derived primarily from the sale of gold produced at its mines. A portion of its revenue is derived from sales of silver, uranium oxide and sulfuric acid.
AngloGold Ashanti’s operating results are directly related to the price of gold which can fluctuate widely and which is affected by numerous factors beyond its control, including industrial and jewellery demand, expectations with respect to the rate of inflation, the strength of the US dollar (the currency in which the price of gold is generally quoted) and of other currencies, interest rates, actual or expected gold sales or purchases by central banks and the International Monetary Fund (“IMF”), forward sales by producers, global or regional political or economic events, and production and cost levels in major gold-
producing regions. In addition, the price of gold sometimes is subject to rapid short-term changes because of speculative activities.
The current demand for and supply of gold may affect gold prices, but not necessarily in the same manner as current supply and demand affect the prices of other commodities. The supply of gold consists of a combination of new production and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals.
As the amounts produced in any single year constitute a very small portion of the total potential supply of gold, normal variations in current production do not necessarily have a significant impact on the supply of gold or on its price. If revenue from gold sales falls for a substantial period below the Company’s cost of production at its operations, AngloGold Ashanti could determine that it is not economically feasible to continue commercial production at any or all of its operations or to continue the development of some or all of its projects.
Impact of exchange rate fluctuations
Although the rand strengthened against the US dollar from R9.46 on January 1, 2009 to R7.51 to the US dollar on
September 30, 2009, the value of the rand declined by 13 percent against the US dollar when compared to the average exchange rates of the rand against the US dollar of R8.70 and R7.69 during the first nine months of 2009 and 2008, respectively. The weaker rand against the US dollar positively impacted on profitability of AngloGold Ashanti.
The value of the Australian dollar declined by 21 percent against the US dollar when compared to the average exchange rate of A$1.33 for the first nine months of 2009 against an average exchange rate of A$1.10 for the same period in 2008. The value of the Brazilian real declined by 23 percent against the US dollar based on the average exchange rates of BRL2.08 and
BRL1.69 per US dollar during the first nine months of 2009 and 2008, respectively. The weakening of these local currencies against the US dollar further positively impacted the profitability of AngloGold Ashanti.
Acquisitions and dispositions
The global gold mining industry has experienced active consolidation and rationalization in recent years. Accordingly,
AngloGold Ashanti has been, and expects to continue to be, involved in appropriate acquisitions and dispositions as part of this global trend to identify value-adding business combination and acquisition opportunities.
During the quarter ended September 30, 2009, AngloGold Ashanti raised equity to fund its acquisition of 50 percent of Moto
Goldmines Limited. The offering closed on September 8, 2009 and total gross proceeds before underwriting discount and expenses of approximately $284 million was received.

Gold market for the quarter ended September 30, 2009
Gold price movement and investment markets
Gold price data
The third quarter of 2009 continued the trend of strong gold prices experienced throughout the year, averaging $959 per ounce, or 4 percent higher than the average for the prior three-month period. Gold traded above the psychological $1,000 per ounce level for seven consecutive days and averaged $997 per ounce for the final month of the third quarter.
Post September 30, 2009, the gold price continued its rally surpassing $1,200 an ounce, as the US dollar weakened against its main trading partners and investors showed nervousness about the US economy.
Bullion’s fortunes once again closely tracked those of the US dollar, with both range bound during the period. This is a typical feature of financial markets during the third quarter due to the summer holiday period in North America and Europe. However, the general theme of accumulation of risk assets continued through this quiet period as global stock markets continued their rally.
During July and August 2009, investment demand as demonstrated by major Exchange Traded Fund (“ETF”) holdings saw a net sale of 0.77 million ounces. The COMEX position was stable at around 21 million ounces net long for the same period. This all changed abruptly at the beginning of September, however, with a $50 per ounce rally despite little change in the US dollar.
The surge attracted a flurry of speculative investors as the COMEX net long position leapt to an unprecedented level of
29 million ounces, eclipsing the previous record of 27 million ounces. The subsequent increase to 31 million ounces helped sustain the period of successive closes above $1,000 per ounce.
The quarter concluded with another G20 meeting. The statement from the Pittsburgh meeting was reassuring as delegates concluded that recovery efforts of various governments are proving effective and that recovery has taken hold. The market, however, requires clarity on how governments are planning to neutralize liquidity provided through various quantitative easing programs. Until there is clarity, confidence will appear to remain fragile.
Official sector activity
The third Central Bank Agreement, signed on August 7, 2009, was implemented on September 27, 2009 and stipulated a reduced annual sales quota from 500 to 400 tonnes a year. Analysts are skeptical that the full allotment will be sold given that
1,883 tonnes were sold under the second agreement, which is 117 tonnes less than the volume sold under the first agreement.
The IMF Executive Board in September approved the sale of 403 tonnes of gold, which it had initially flagged to the market in the first quarter of 2009. The IMF is not a signatory to the third Central Bank agreement, but has stressed that the sale will not disrupt the market. As part of this process, the IMF sold 200 tonnes of gold to the Reserve Bank of India as an off-market transaction executed during October 19 to October 30, 2009.
Producer de-hedging
Gold producers were once again actively de-hedging during the third quarter of 2009. After AngloGold Ashanti announced its own restructuring program at the end of July, Gold Fields Limited unwound the royalty agreement on its Australian operation in early September 2009. In the same month, Barrick Gold Corporation announced its intention to unwind its project sales hedge book.
Currencies
The South African rand continued to strengthen against the US dollar particularly during September of 2009. The strength coincided with the increase in the price of gold and other commodity producing currencies and heightened optimism of a major telecommunications deal and the resulting inflow of hard currency to South Africa. The rand strengthened on average by
8 percent against the US dollar over the quarter, but gave up some of those gains when talks around a major mobile phone deal were abandoned.
The Australian dollar averaged 8 percent stronger against the US dollar over this quarter on the back of higher gold and commodity prices, but also as a consequence of the effective manner in which the Australian government is perceived to have managed its economy throughout the financial crisis. Swift action in cutting interest rates at the start of the crisis has seen
Australia weather the storm relatively well and the outlook for its economy appears to be robust.
The Brazilian real has been one of the best performing emerging market currencies against the US dollar, strengthening
24 percent since the start of the year. During the third quarter of 2009, it strengthened by 10 percent against the US dollar.

Physical demand
Jewellery sales
Almost all of the world’s key markets for physical gold continue to be depressed by the effects of the global financial crisis.
China is the only major market to buck the trend.
India’s gold market remains under pressure after 20 percent gains over the past year in the Rupee-denominated gold price.
Between June and September of 2009, gold jewellery consumption fell 22 percent compared with the same period a year earlier. Spurred by the financial crisis, urban consumers are entrusting cash to bank deposits, which are up 32 percent over
2008 levels. News is somewhat more positive in most rural areas where gold demand remains relatively stable and in some regions shows modest growth. Thus far, scrap activity during the third quarter of 2009 has been slight as the market appears to be anticipating further gold price increases.
The impact of the global recession on China’s gold market remains milder than in all other major economies. Domestic consumption is resilient and the psychological reaction to the crisis remains markedly more bullish than in other markets.
Demand for traditional 24 carat gold jewellery continues to grow year on year, albeit it at a modest level while offtake of
18 carat gold jewellery remains flat. This shows the investment case for pure gold jewellery continues to hold sway with the
Chinese consumer.
The US gold jewellery market has continued its quarter-on-quarter decline as jewellery still leads the list of discretionary spend items to be cut during the recession. Primary value gold jewellery sales in the first half were down 12 percent year-on-year.
While the rate of decline is decreasing, the second half of last year was particularly weak as the crisis unfolded in the US. Major players through the retail value chain continue to close outlets or file for bankruptcy protection. Closures and forced consolidation may help the jewellery industry recover more quickly and remain stronger once the recession ends.
The jewellery sector in the Middle East remained under pressure in the third quarter of 2009. Egypt, which had been bucking negative trends in the first half of the year, saw an 8 to 10 percent decrease in third-quarter jewellery sales compared with a particularly strong quarter a year earlier. Matters are worse in the Kingdom of Saudi Arabia (“KSA”) with a 25 to 30 percent drop in demand in the third quarter. Gold price volatility caused consumers who tend to time their purchases on their view of the price, to delay purchases. In the United Arab Emirates (“UAE”), an anticipated third quarter did not materialize with jewellery tonnage down 20 to 23 percent. With its heavy reliance on tourism and local expatriate consumption, the UAE continues to bear the full brunt of the financial crisis in the Middle East. The gold market in Turkey shows a glimmer of hope with exchange rates stabilizing and the stock market posting gains.
Investment market
The negative data on gold jewellery consumption have been mitigated somewhat by further good news on investment demand.
Global investment activity for gold remains strong and the market has stayed buoyant despite rising prices. In India, investment purchases are on the rise in major cities, while in the Middle East bar and coin sales in the gulf, excluding UAE and KSA, were up 7 percent. In Turkey, new-coin minting increased to 11 tonnes during July and August of 2009. The US market continued to experience robust investment demand with bar, coin and ETF demand still rising.
Reduction in derivatives position
Gold derivative positions to the value of $797 million were accelerated and cash settled in July 2009. Of these accelerated settlements, the majority, being $580 million, were previously designated as normal purchase and sale exempted (“NPSE”)
contracts, which allowed them to be accounted for off-balance sheet in prior periods. A further $217 million was also incurred in accelerating the cash settlement of existing non-hedge derivative contracts. However, as a result of the accelerated cash settlement of the NPSE contracts during July 2009, the provisions of SFAS133, “Accounting for Derivative Instruments and
Hedging Activities” (FASB ASC Topic 815), necessitated a review of the continuing designation of, and accounting treatment for, the remaining NPSE contracts that were not part of the accelerated settlement. As the Company will continue to consider alternatives to reduce its outstanding gold derivatives position in future periods including, where appropriate, the accelerated settlement of contracts previously qualifying for the NPSE designation, management concluded, in accordance with the provisions of SFAS133, to re-designate all remaining NPSE contracts as non-hedge derivatives and to account for such contracts at fair value on the balance sheet with changes in fair value accounted for in the income statement.
The accelerated settlement and related re-designation of the contract discussed above resulted in cash outflows of $797 million
($580 million of which related to previously designated NPSE contracts) during July 2009, a loss on non-hedge derivatives of
$1,028 million and an increase in non-hedge derivative liability (current) of $543 million as of July 31, 2009. During August and
September, 2009 there was an immaterial movement in this balance and at quarter end September 30, 2009 a derivative liability balance of previously designated NPSE contracts of $542 million is included in the non-hedge derivative balance.

Operating review for the nine months ended September 30, 2009
Presented in the table below is selected operating data for AngloGold Ashanti for the nine months ended September 30, 2009 and 2008. The operating data gives effect to acquisitions and dispositions as of their effective date
:
Operating data for AngloGold Ashanti
Nine months ended September 30,
2009
2008
Total gold production (000 oz)
(1)
3,417
3,714
Capital expenditure ($ million)
(1)(2)
734
899
(1)
Including equity accounted joint ventures.
(2)
Including capital expenditure of Boddington.
Gold production
For the nine months ended September 30, 2009, AngloGold Ashanti’s total gold production decreased by approximately
297,000 ounces, or about 8 percent, to 3.42 million ounces from 3.71 million ounces produced in the same period in 2008. In
Southern Africa, gold production decreased from 1,627,000 ounces produced in the nine months to September 30, 2008, to
1,414,000 ounces produced in the same period in 2009. The decrease is mainly due to lower volumes and lower grades at
Kopanang, lower tonnes milled at Tau Tona due to panels with high seismic ratings being stopped, lower grades at Mponeng and the premature intersection of geological structures, the underground fire and subsequent stoppages at Great Noligwa. The decrease in production was partially offset by an increase of production at Moab Khotsong and the surface operations of
53,000 ounces and 63,000 ounces, respectively over 2008.
The decrease in production at Sunrise Dam (Australia) from 348,000 ounces in the nine months ended September 30, 2008 to
294,000 ounces in the same period in 2009 was due to the mining of lower grades as the mining of higher grades at the bottom of the main pit was completed in 2008.
Capital expenditures
Total capital expenditure of $734 million was recorded during the nine months ended September 30, 2009 compared to
$899 million in the same period in 2008. This represented a $165 million, or 18 percent, decrease from the same period in
2008. In Australia, capital expenditure (including Boddington) decreased from $334 million recorded in the nine months ended
September 30, 2008 to $169 million in the same period in 2009 mainly as a result of the sale of Boddington during 2009.

Comparison of financial performance on a segment basis for the nine months ended September
30, 2009 and 2008
The Company produces gold as its primary product and does not have distinct divisional segments in terms of principal business activity, but manages its business on the basis of different geographic segments. During 2009, the Company’s Chief
Operating Decision Maker, defined as the Executive Management team, changed the basis of segment reporting as a result of a re-alignment of the management reporting structure. Where applicable, the corresponding items of segment information for prior periods presented have been restated to reflect this. Revenues presented below exclude allocated realized gains/losses on non-hedge derivatives to individual geographic areas.
Revenues
Nine months ended September 30,
2009
2008
(unaudited)
(unaudited)
US dollar,
US dollar,
millions
Percentage
millions
Percentage
Category of activity
Product sales
2,548
2,787
Interest, dividends and other
80
61
Total revenues
2,628
2,848
Geographical area data
Southern Africa
1,260
48%
1,186
42%
Continental Africa
946
36%
1,078
38%
Australia
119
5%
188
7%
South America
445
17%
315
11%
North America
113
4%
188
7%
Other, including Corporate and Non-gold producing subsidiaries
(10)
0%
2
0%
2,873
109%
2,957
104%
Less: Equity method investments included above
(245)
(9%)
(109)
(4%)
Total revenues
2,628
100%
2,848
100%
Assets
At September 30,
At December 31,
2009
2008
(unaudited)
US dollar,
US dollar,
millions
Percentage
millions
Percentage
Geographical area data
Total segment assets
Southern Africa
3,696
36%
2,558
27%
Continental Africa
3,554
34%
3,521
37%
Australia
763
7%
1,279
14%
South America
1,150
11%
1,028
11%
North America
781
8%
689
7%
Other, including Corporate and Non-gold producing subsidiaries
393
4%
376
4%
Total segment assets
10,337
100%
9,451
100%

Comparison of financial performance for the nine months ended September 30, 2009 and 2008
Financial performance of AngloGold Ashanti
Nine months ended September 30,
2009
2008
(unaudited)
(unaudited)
(in US Dollars, millions)
Revenue
2,628
2,848
Cost and expenses
3,440
2,820
Taxation benefit/(expense)
47
(91)
Equity income/(loss) in affiliates
66
(101)
Discontinued operations
-
24
Net income attributable to noncontrolling interests
(26)
(35)
Net loss
(725)
(175)
Comparison of financial performance on a segment basis for the nine months ended September
30, 2009 and 2008
Revenues
Revenues from product sales and other income decreased from $2,848 million in the first nine months of 2008 to $2,628 million in the same period of 2009, representing a 8 percent decrease over the period in 2008. This was due to an increase in maturing hedge contract losses included in revenue and the decrease of 297,000 ounces in total gold production over 2008.
The decrease in revenue was partially offset by the increase in the average spot price of gold from $897 per ounce for the nine months ended September 30, 2008, to $931 per ounce during the nine months ended September 30, 2009. The majority of product sales consisted of US dollar-denominated gold sales.
Production costs
During the nine months ended September 30, 2009, AngloGold Ashanti incurred production costs of $1,593 million representing an increase of $14 million from $1,579 million recorded for the same period of 2008.
During the third quarter of 2009 winter power tariffs were compounded by the introduction of a 31.3 percent annual power-price increase in South Africa. Eskom Holdings Limited, the state-owned utility, had announced that it will petition the National
Energy Regulator to raise prices annually by a further 35 percent until 2012 to fund the construction of new power generation capacity. Should Eskom’s request be granted, pressure will be placed on the cost structure of AngloGold Ashanti’s South
African operations which currently account for approximately 40 percent of annual production.
Exploration costs
Exploration costs decreased from $96 million in the nine months ended September 30, 2008 to $91 million in the same period in 2009 mainly due to reduced activities taking place on the exploration site in the Democratic Republic of the Congo, a reduced level of expenditure at Tropicana in Australia marginally offset by increased expenditure levels in Canada and
Columbia.
General and administrative
General and administrative expenses increased from $97 million in the nine months ended September 30, 2008 to $109 million in the same period in 2009, mainly due to costs relating to labor bonuses, corporate office costs and consultancy fees, offset by the weakening of the rand relative to the US dollar.
Depreciation, depletion and amortization
Depreciation, depletion and amortization expense decreased by $12 million to $443 million in the nine months ended
September 30, 2009, compared to $455 million recorded in the same period in 2008, mainly due to lower production.
Impairment of assets
Impairment increased from $1 million in the nine months ended September 30, 2008 to $16 million in the same period in 2009, mainly due to the write-off of assets at Obuasi and the impairment of B2Gold.
Interest expense
Interest expense increased by $33 million to $91 million in the nine months ended September 30, 2009, compared to
$58 million recorded in the same period in 2008. This was mainly due to higher costs on borrowings compared to 2008.

Profit on sale of assets, realization of loans, indirect taxes and other
In the nine months ended September 30, 2009, the Company recorded a profit of $62 million (before taxation of $12 million).
The profit mainly related to the disposal of the indirect 33 percent joint venture interest in Boddington Gold Mine in Australia to
Newmont Mining Corporation partially offset by a provision for bad debt due from Pamodzi Gold, whose operations were liquidated during October 2009 and a loss on consignment stock.
In the nine months ended September 30, 2008, the Company recorded a profit of $63 million (before taxation of $3 million)
relating mainly to the disposal of certain exploration interests in Colombia to B2Gold Corporation, the disposal of the
Company’s 50 percent equity interest held in Nufcor International Limited to Constellation Energy Commodities Group, royalty and production related interests of the El Chanate and Marigold projects in North America sold to Royal Gold Inc., the disposal of minor assets in South Africa and South America, the recovery of exploration costs written off and a reassessment of indirect taxes in Guinea, offset by the write-off of costs relating to the issue of rights granted to E ordinary shareholders in terms of the rights offer that was completed in early July 2008.
Non-hedge derivative loss
A loss on non-hedge derivatives of $1,080 million was recorded in the nine months ended September 30, 2009 (including those contracts re-designated as non-hedge derivatives during the period) compared to a loss of $483 million in the same period of
2008 relating to the use of non-hedging instruments, which represent derivatives not designated in formal hedge accounting relationships. The change in fair value of such derivatives is recorded each period in the income statement. The loss on non-
hedge derivatives recorded in the nine months ended September 30, 2009 therefore primarily relates to the loss recognized on the accelerated settlement and related re-designation of NPSE contracts, the fair value movement of the conversion features of convertible bonds and the revaluation of non-hedge derivatives resulting from changes in the prevailing spot gold price, exchange rates, interest rates and volatilities compared to the same period in 2008. Realized loss on accelerated settlement of non-hedge derivatives from hedge close-outs during the nine months ended September 30, 2009 amounted to $797 million. Of these accelerated settlements, the majority, being $580 million, were previously designated as normal purchase and sale exempted (“NPSE”) contracts, allowing them to be accounted for off-balance sheet in prior periods. A further $217 million (2008:
$1,088 million) was also incurred in accelerating the cash settlement of existing non-hedge derivative contracts. Non-hedge derivatives recorded in the nine months ended September 30, 2009 and 2008 included:
Nine months ended September 30,
2009
2008
(unaudited)
(unaudited)
(in US Dollars, millions)

Loss on realized non-hedge derivatives
478
1,209
Loss/(gain) on unrealized non-hedge derivatives
578
(726)
Fair value loss on option component of convertible bonds
24
-
Net loss
1,080
483
Taxation benefit/expense
A net taxation benefit of $47 million was recorded in the nine months ended September 30, 2009 compared to a net expense of
$91 million in the same period in 2008. Deferred tax in the nine months ended September 30, 2009 amounted to a net tax benefit of $172 million compared to deferred tax charges of $21 million in the same period in 2008. Charges for current tax in the nine months ended September 30, 2009 amounted to $125 million compared to $70 million in the same period in 2008.
Refer to note H “Taxation” to the condensed consolidated financial statements for additional information.
Equity income/loss in affiliates
Equity income in affiliates increased to $66 million in the nine months ended September 30, 2009 from a loss of $101 million in the nine months ended September 30, 2008, mainly as a result of increased earnings from operations in Mali.
Noncontrolling interests net income
Net income attributable to noncontrolling interests decreased from $35 million in the nine months ended September 30, 2008 to
$26 million in the nine months ended September 30, 2009, mainly due to lower production at Serra Grande in South America and at Siguiri in Guinea.

Liquidity and capital resources
Net cash used by operating activities was $51 million in the nine months ended September 30, 2009, $97 million lower than net cash used of $148 million for the comparable period in 2008, mainly as a result of lower payments to suppliers and lower cash utilized in hedge buybacks in 2009. Net cash outflow from operating working capital items amounted to $115 million in the nine months ended September 30, 2009 compared to an outflow of $284 million in the same period in 2008.
Investing activities in the nine months ended September 30, 2009 resulted in a net cash inflow of $45 million, which is an increase of $1,308 million from an outflow of $1,263 million in the nine months ended September 30, 2008 mainly due to
$890 million in proceeds received from the sale of the 33.33 percent stake in Boddington. Additions to property, plant and equipment, which included capital expenditure of $737 million compared to $895 million in the same period in 2008, were recorded in the first nine months of 2009.
Net cash generated by financing activities in the nine months ended September 30, 2009 amounted to an inflow of
$421 million, which is a decrease of $1,090 million from an inflow of $1,511 million in the nine months ended
September 30, 2008. Cash inflows from proceeds from loans in the nine months ended September 30, 2009 amounted to
$2,745 million (which included $1.0 billion under the Term Facility, $976 million under the $1.15 billion syndicated loan facility and $732.5 million under the convertible bonds issued May 2009). Proceeds from stock issued (reflecting mainly the equity offering to fund the acquisition of 50 percent of Moto Goldmines Limited) in the nine months ended September 30, 2009 amounted to $301 million. Cash outflows from repayment of debt of $2,708 million during the nine months ended
September 30, 2009 included: the capital repayment of the $1.0 billion convertible bond on February 27, 2009, $879 million on the $1.15 billion syndicated loan facility, $750 million on the Term Facility and normal scheduled loan repayments of
$79 million. Debt issuance costs paid during the nine months ended September 30, 2009 on the convertible bonds issued amounted to $14 million. The Company made dividend payments of $50 million (13 US cents per ordinary share) in the nine months ended September 30, 2009.
As a result of the items discussed above, at September 30, 2009 AngloGold Ashanti had $1,108 million of cash and cash equivalents compared with $575 million at December 31, 2008, an increase of $533 million. At September 30, 2009, the
Company had a total of $510 million available but undrawn under its credit facilities.
AngloGold Ashanti is currently involved in a number of capital projects. As of September 30, 2009, $146 million of AngloGold
Ashanti’s future capital expenditure had been contracted for and another approximately $674 million had been authorized but not yet contracted for, as described in note Q “Commitments and contingencies” to the condensed consolidated financial statements.
To service the above capital commitments and other operational requirements the Company is dependent upon existing cash resources, cash generated from operations, borrowing facilities and, potentially, additional credit facilities or debt instruments.
Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment and exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.
The credit facilities and other financing arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the Company’s covenant performance indicates that existing financing facilities will be available to meet the above commitments. For information regarding the interest rate, maturity and other terms of the
$1.15 billion syndicated loan facility and the Term Facility please see “Item 5: Operating and Financial Review and Prospects –
Operating Results – Liquidity” beginning on page 153 of AngloGold Ashanti’s Annual Report on Form 20-F for the year ended
December 31, 2008 filed with the SEC on May 5, 2009, as amended on May 6, 2009.
On August 24, 2009, the Company completed an amendment to the Term Facility by prepaying an amount of $750 million and satisfying certain other conditions. As a result, (i) the balance of the Term Facility has been converted into a new term loan of
$250 million (the “2009 Term Facility”) and (ii) a new revolving credit facility of $250 million has been made available (the “2009
Revolving Credit Facility”).
The 2009 Term Facility and the 2009 Revolving Credit Facility will each mature on August 24, 2010 (extendable, if required, at the option of the Company until August 24, 2011) and will bear an interest margin of 4.25 per cent per annum over the higher of
(i) the applicable LIBOR and (ii) the lender’s cost of funds (subject to a cap of LIBOR plus 1.25 per cent per annum).

The Company expects that, during the remainder of 2009 and 2010, approximately $1.3 billion of AngloGold Ashanti’s debt is scheduled to mature, consisting mainly of $1.0 billion under the $1.15 billion syndicated loan facility and $250 million under the
2009 Term Facility (subject to the extension option described above).
AngloGold Ashanti intends to finance its capital expenditure requirements, the repayment of debt scheduled to mature in 2009 and 2010 from cash on hand, cash flow from operations, the proceeds from the sale of the Tau Lekoa mine, the remaining
$240 million in proceeds from the sale of the Company’s interest in the Boddington Gold Mine payable in December 2009, existing and new replacement credit facilities, long-term debt financing and, potentially if deemed appropriate, the issuance of equity and equity linked instruments.
Critical accounting policies
The preparation of AngloGold Ashanti’s financial statements in conformity with accounting principles generally accepted in the
United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. For a full discussion of the Company’s critical accounting policies, please see “Item 5: Operating and financial review and prospects – Critical accounting policies” in the Company’s Annual Report on
Form 20-F for the year ended December 31, 2008 which was filed with the SEC on May 5, 2009, as amended on May 6, 2009.
Recently accounting pronouncements - adopted and issued
For a description of accounting changes and recent accounting pronouncements, including the expected dates of adoption and estimated effects, if any, on the Company’s financial statements, see notes A “Basis of presentation” and B “Accounting developments” to the condensed consolidated financial statements.
Contractual obligations
In addition to the contractual obligations as disclosed in the Company’s Annual Report on Form 20-F for the year ended
December 31, 2008, during the nine months ended September 30, 2009, the Company drew down $1.0 billion under the Term
Facility, $976 million under the $1.15 billion syndicated loan facility and $732.5 million under the convertible bonds issued
May 2009. The Company repaid the $1.0 billion convertible bond on February 27, 2009, paid $879 million on the $1.15 billion syndicated loan facility, $750 million on the Term Facility and made normal scheduled loan repayments of $79 million.
As of September 30, 2009, $1.036 billion and $250 million, respectively, were drawn under the $1.15 billion syndicated loan facility and the 2009 Term Facility.
An amount of $1.035 billion due on the $1.15 billion syndicated loan facility is included in long-term debt as of
September 30, 2009.
Short-term debt as of September 30, 2009 includes $250 million under the 2009 Term Facility and $1 million under the
$1.15 billion syndicated loan facility. As at September 30, 2009, the estimated fair value of all derivatives making up the hedge positions was a negative $2,036 million (at June 30, 2009: negative $2,502 million).
Recent developments
On July 14, 2009, AngloGold Ashanti announced that it had resumed the export of gold from its Siguiri mine in Guinea. The
Government of Guinea had placed a temporary embargo on the export of gold for a month, which was lifted at the end of June
2009. The Company agreed the advanced payment of $10 million to the Government of the Company’s future environmental rehabilitation obligations, subject to an undertaking from the Government that the funds be used solely for the environmental rehabilitation of the Siguiri Mine and that the payment be offset against the balance of the Company’s future environmental liabilities.
On August 31, 2009, AngloGold Ashanti announced the launch of an equity offering to fund its proposed acquisition of
50 percent of Moto Goldmines Limited. This was followed by an announcement on September 1, 2009 detailing the placing of
7,624,162 AngloGold Ashanti ordinary shares at an issue price of $37.25 per American Depositary Share (ADR)) (or
R288.32 per ordinary share) which price represented an approximate 3 percent discount to the closing price of an AngloGold
Ashanti ADR on the NYSE on August 31, 2009. The offering closed on September 8, 2009 and total gross proceeds before underwriting discount and expenses of approximately $284 million was received.
On October 5, 2009, AngloGold Ashanti Limited and the De Beers Group of Companies announced the formation of a joint venture to explore for, and ultimately mine, gold and other minerals and metals, but excluding diamonds, on marine deposits located in, or adjacent to, the area between the high water mark and the edge of the continental shelf on a worldwide basis.
On November 2, 2009, AngloGold Ashanti announced that, together with Randgold, they have jointly entered into an agreement with OKIMO to purchase two-thirds of OKIMO’s 30 percent stake in the Moto gold project for $113.6 million
(AngloGold Ashanti acquiring an effective additional 10 percent interest for $56.8 million). This follows the announcement on
October 15, 2009 that, together with Randgold, it had completed the acquisition of Moto Goldmines Limited (“Moto”), the gold exploration and development company which has a 70 percent interest in the project. OKIMO is a Congolese parastatal entity.
Following completion of the transaction, Randgold and AngloGold Ashanti will together hold a 90 percent interest in the project, and OKIMO will hold the remaining 10 percent stake, maintaining the continued vested interest of the Government of the DRC in the Moto gold project.
On November 25, 2009, AngloGold Ashanti announced that the finalization of the sale of the Tau Lekoa mine together with the adjacent Weltevreden, Jonkerskraal and Goedgenoeg project areas to Simmer and Jack Mines Limited, as announced on
February 17, 2009, which was anticipated to close at the earliest January 1, 2010 may be delayed. All suspensive conditions to the sale have been fulfilled except for the approval of the Department of Mineral Resources (DMR) of the transfer of the applicable mining rights. The approval is expected to occur during 2010 and the duration of the interim period provided for in the sale agreement will therefore be extended.
Forward-looking statements
Except for historical information, there may be matters discussed in this interim report that are forward-looking statements. In particular, the statements made under “Gold market” regarding the future performance of the gold and currency markets and
“Liquidity and capital resources” regarding sources of financing are forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements, including, without limitation those concerning: AngloGold Ashanti’s strategy to reduce its hedging position including the extent and effect of the hedge reduction;
the economic outlook for the gold mining industry; expectations regarding gold prices, production, costs and other operating results; growth prospects and the outlook of AngloGold Ashanti's operations, individually or in the aggregate, including the completion and commencement of commercial operations at AngloGold Ashanti's exploration and production projects and the completion of acquisitions and dispositions; AngloGold Ashanti’s liquidity and capital resources and expenditure, and the outcome and consequences of any pending litigation proceedings. These forward-looking statements are not based on historical facts, but rather reflect AngloGold Ashanti's current expectations concerning future results and events. Statements that describe AngloGold Ashanti's objectives, plans or goals are or may be forward-looking statements.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause AngloGold
Ashanti's actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in these forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements speak only as of the date they are given. AngloGold Ashanti undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events or otherwise.

For a discussion of such risk factors, shareholders should refer to the annual report on Form 20-F for the year ended
December 31, 2008, which was filed with the SEC on May 5, 2009, as amended on May 6, 2009. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: December 18, 2009
By:  /s/ L EATWELL
Name: L Eatwell
Title:   Company Secretary